Exhibit 7.05

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

Quantum Bloom Group Ltd,

Quantum Bloom Company Ltd

and

58.COM INC.

Dated as of June 15, 2020

-i-

-ii-

-iii-

AGREEMENT AND PLAN OF MERGER, dated as of June 15, 2020 (this “Agreement”), among Quantum Bloom Group Ltd, an exempted company with limited liability incorporated under the Law of the Cayman Islands (“Parent”), Quantum Bloom Company Ltd, an exempted company with limited liability incorporated under the Law of the Cayman Islands and a wholly-owned Subsidiary of Parent (“Merger Sub”), and 58.com Inc., an exempted company with limited liability incorporated under the Law of the Cayman Islands and having its registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands (the “Company”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in Section 9.03 hereof.

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Part XVI of the Companies Law (2020 Revision) of the Cayman Islands (the “CICL”), Parent and the Company intend to enter into a transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company (as defined in the CICL) (the “Surviving Company”) and becoming a wholly-owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement and the Plan of Merger and consummate the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), (ii) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, by the holders of Shares at the Shareholders’ Meeting and direct that this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, be submitted to a vote of the holders of Shares for authorization and approval, in each case by resolutions duly adopted by unanimous vote of those directors voting at a meeting duly called and held;

WHEREAS, (i) the respective board of directors of each of Parent and Merger Sub has each (A) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (B) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger and consummate the Transactions and (ii) Parent, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger;

WHEREAS, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (i) the Founder, the Founder Holdco and General Atlantic Singapore 58 Pte. Ltd. (collectively, the “Supporting Shareholders”) and Parent have executed and delivered a support agreement, dated as of the date hereof (the “Support Agreement”), providing that, among other things, the Supporting Shareholders will (A) vote all Shares (including Shares represented by ADSs) held directly or indirectly by them, together with any Shares acquired (whether beneficially or of record) by them after the date hereof and prior to the Effective Time, including any Shares acquired by means of purchase, dividend or distribution, or issued upon the exercise of any Company Options, Company RSUs or conversion of any convertible securities or otherwise, in favor of the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (B) agree, upon the terms and subject to the conditions of the Support Agreement, to receive no cash consideration for the cancellation of certain Rollover Shares held directly or indirectly by the Supporting Shareholders or to receive shares in Parent as consideration for contribution of certain Rollover Shares held directly or indirectly by the Supporting Shareholders into Parent which will then be cancelled for no cash consideration, in each case, in accordance with this Agreement, and (ii) Ohio River Investment Limited, THL E Limited and Huang River Investment Limited(collectively, “Tencent”) and Parent have executed and delivered a rollover agreement, dated as of the date hereof (the “Rollover Agreement”), providing that, among other things, Tencent agrees, upon the terms and subject to the conditions of the Rollover Agreement, to receive no cash consideration for the cancellation of the Rollover Shares held directly or indirectly by Tencent in accordance with this Agreement; and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, each of the Sponsors (or their respective Affiliates) (each, a “Guarantor,” and collectively, the “Guarantors”) has executed and delivered a limited guarantee in favor of the Company with respect to certain obligations of Parent under this Agreement (as may be supplemented or amended from time to time in accordance with this Agreement, each, a “Guarantee,” and collectively, the “Guarantees”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

Article I

THE MERGER

Section 1.01        The Merger.

Upon the terms and subject to the conditions set forth in this Agreement or waiver by the party having the benefit of such condition, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease to exist and will be struck off the Register of Companies in the Cayman Islands and the Company shall continue as the Surviving Company under the Laws of the Cayman Islands and become a wholly-owned Subsidiary of Parent.

Section 1.02        Closing; Closing Date.

Unless otherwise unanimously agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Hong Kong time) electronically as soon as practicable, but in any event no later than the fifteenth (15th) Business Day following the day on which the last of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) is satisfied or, if permissible, waived (such date being the “Closing Date”).

Section 1.03        Effective Time.

Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A attached hereto and such parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL. The Merger shall become effective on the date specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 1.04        Effects of the Merger.

At the Effective Time, the Merger shall have the effects specified in the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, of each of the Company and Merger Sub shall vest in the Surviving Company and the Surviving Company shall be liable for and subject in the same manner as the Company and the Merger Sub to all mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

Section 1.05        Memorandum and Articles of Association of Surviving Company.

At the Effective Time, in accordance with the Plan of Merger, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Company until thereafter amended in accordance with applicable Law and such memorandum and articles of association; save and except (a) all references to the name of the Surviving Company shall be amended to “58.com Inc.” and (b) all references therein to the authorized share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger; and (c) such memorandum and articles of association shall include such indemnification provisions as required by Section 6.05(a).

Section 1.06        Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time or such other persons designated by Parent shall be the initial directors of the Surviving Company, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time, and shall hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Article II

CONVERSION OF SECURITIES; MERGER CONSIDERATION

Section 2.01        Cancellation and Conversion of Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a)               each Class A ordinary share, par value US$0.00001 per share, of the Company (each a “Class A Share”) and each Class B ordinary share, par value US$0.00001 per share, of the Company (each a “Class B Share,” and together with each Class A Share, collectively the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs), shall be cancelled and cease to exist in exchange for the right to receive US$28.00 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04;

(b)               each American Depositary Share, representing two (2) Class A Shares (each, an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with each Share represented by such ADSs, shall be cancelled and cease to exist in exchange for the right to receive US$56.00 in cash per ADS without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement, and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

(c)               each of the Excluded Shares and ADSs representing the Excluded Shares, in each case issued and outstanding immediately prior to the Effective Time, shall be cancelled and cease to exist without payment of any consideration or distribution therefor;

(d)               each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 2.03 and thereafter represent only the right to receive the applicable payments set forth in Section 2.03; and

(e)               immediately following the cancellation of the Shares and ADSs pursuant to the terms and conditions set out in Sections 2.01(a) to (d), each ordinary share, par value US$0.00001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value US$0.00001 per share, of the Surviving Company. Such ordinary shares in the Surviving Company shall constitute the only issued and outstanding shares of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

Section 2.02        Company Share Plans, Outstanding Company Options and Company RSUs.

(a)               At the Effective Time, the Company shall (i) terminate the Company Share Plans and any relevant award agreements entered into under the Company Share Plans, (ii) cancel each Company Option that is outstanding and unexercised, whether or not vested or exercisable, and (iii) cancel each Company RSU that is outstanding, whether or not vested.

(b)               Each former holder (or his or her designee) of a Vested Company Option which is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable (and in any event no more than five (5) Business Days) after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Vested Company Option, and (ii) the number of Shares underlying such Vested Company Option; provided that if the Exercise Price of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option shall be cancelled without any payment therefor.

(c)               Each former holder (or his or her designee) of an Unvested Company Option which is cancelled at the Effective Time shall, in exchange therefor, be provided with an employee incentive award, to replace such Unvested Company Option, pursuant to terms and conditions to be determined by Parent and in accordance with the Company Share Plans and the award agreement with respect to such Unvested Company Option.

(d)               Each former holder (or his or her designee) of a Vested Company RSU, which is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable (and in any event no more than five (5) Business Days) after the Effective Time (without interest), a cash amount equal to the Per Share Merger Consideration.

(e)               Each former holder (or his or her designee) of an Unvested Company RSU which is cancelled at the Effective Time shall, in exchange therefor, be provided with an employee incentive award, to replace such Unvested Company RSU, pursuant to terms and conditions to be determined by Parent and in accordance with the Company Share Plans and the award agreement with respect to such Unvested Company RSU.

(f)                Any payment under this Section 2.02 shall be made at or as soon as practicable (and in any event no more than ten (10) Business Days) after the Effective Time pursuant to the Company’s ordinary payroll practices and subject to all applicable Taxes and Tax withholding requirements, each applicable withholding agent shall be entitled to withhold Taxes under applicable Tax Law in respect thereof, and each former holder of Company Options and/or Company RSUs shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.02.

(g)               As promptly as practicable following the date hereof and in any event prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 2.02. The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Company will be required to issue Shares or other share capital of the Company or the Surviving Company to any person pursuant to the Company Share Plans or in settlement of any Company Option or Company RSU (as applicable). Promptly following the date hereof but in any event prior to the Effective Time, the Company shall deliver written notice to each holder of Company Options and/or Company RSUs informing such holder of the effect of the Merger on his or her Company Options and/or Company RSUs (as applicable).

Section 2.03        Dissenting Shares.

(a)               Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares;” holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall be cancelled at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL.

(b)               For the avoidance of doubt, all Shares held by Dissenting Shareholders who shall have not exercised or perfected or who effectively shall have withdrawn or lost their dissenter rights under Section 238 of the CICL shall thereupon not be Dissenting Shares and shall be cancelled and cease to exist as of the Effective Time, in consideration of the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders of the Company who have not exercised or perfected or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICL.

(c)               The Company shall give Parent (i) prompt notice of any notices of objection, notices of approvals, notice of dissent or demands for appraisal or written offers, under Section 238 of the CICL received by the Company, attempted withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the CICL. The Company shall not, except with the prior written consent of Parent, make any offers or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d)               In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the CICL within twenty (20) days of obtaining the Requisite Company Vote at the Shareholders’ Meeting.

Section 2.04        Exchange of Share Certificates, etc.

(a)               Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company selected by Parent with the Company’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a), Section 2.01(b) and Section 2.03(b) (in the case of Section 2.03(b), when ascertained) (collectively, the “Merger Consideration”), and Parent shall enter into a paying agent agreement with the Paying Agent in form and substance reasonably acceptable to the Company. At or prior to the Effective Time, or in the case of payments pursuant to Section 2.03(b), when ascertained, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs (other than Excluded Shares), cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). In connection with the Closing, at the request of Parent, the Company will deposit an amount which does not exceed the Offshore Available Cash Amount with the Paying Agent.

(b)               Exchange Procedures. Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), the Surviving Company shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of such Shares shall be effected and contain such other provisions as Parent and the Company may mutually agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing such Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, subject to applicable withholding in accordance with Section 2.04(i), and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary, stock transfer or other Taxes and other government charges due to or incurred by the Depositary in connection with the cancellation of their ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any, which shall be withheld by the Depositary in accordance with Section 2.04(i)) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs (excluding any fees, including ADS cancellation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement). No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II.

(c)               Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares (other than Excluded Shares or Dissenting Shares) represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d)               Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed, or (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to shareholders of the Company (including holders of ADSs) who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of shareholders of the Company (including holders of ADSs) who are untraceable. Monies unclaimed after a period of six (6) years from the Closing Date shall be forfeited and shall revert to the Surviving Company.

(e)               Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares or ADSs occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares (including Shares represented by ADSs), Company Options and Company RSUs the same economic effect as contemplated by this Agreement prior to such action.

(f)                Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares and ADSs, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company; provided that no such investment or losses shall affect the amounts payable to such holders and Parent or the Surviving Company, as applicable, shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment to the extent necessary to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Company. Except as contemplated by Section 2.04(b), this Section 2.04(f) and Section 2.04(g), the Exchange Fund shall not be used for any other purpose.

(g)               Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares or ADSs for six (6) months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Shares and ADSs (other than Excluded Shares) who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Section 2.01(a) and Section 2.01(b).

(h)               No Liability. None of the Paying Agent, the Rollover Shareholders, the Sponsors, Parent, the Surviving Company or the Depositary shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such former holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(i)                 Withholding Rights. Each of Parent, the Surviving Company, the Paying Agent, Merger Sub and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs, Company Options or Company RSUs such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as the case may be, such withheld amounts shall be (i) remitted by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as applicable, to the applicable Governmental Authority and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs, Company Options or Company RSUs in respect of which such deduction and withholding was made by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as the case may be.

Section 2.05        No Transfers.

From and after the Effective Time, (a) the register of members of the Company shall be closed, and there shall be no registrations of transfers in the register of members of the Surviving Company of the Shares that were outstanding immediately prior to the Effective Time, and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason shall be cancelled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II in the case of Shares other than the Excluded Shares and the Dissenting Shares, and for no consideration in the case of Excluded Shares and only in accordance with Section 2.03 in the case of the Dissenting Shares.

Section 2.06        Termination of Deposit Agreement.

As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Citibank, N.A. (the “Depositary”) to terminate the deposit agreement dated October 31, 2013, entered into by and among the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company Disclosure Schedule delivered to Parent and Merger Sub prior to or contemporaneously with the execution of this Agreement (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number) or (b) the Company SEC Reports filed and publicly available after January 1, 2017 and prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding disclosures in the Company SEC Reports contained in the “Risk Factors” and “Forward Looking Statements” sections and any other sections to the extent they are general, nonspecific, forward-looking or cautionary in nature, in each case, other than any specific factual information contained therein) to the extent that it is reasonably apparent that a matter disclosed in the Company SEC Reports is applicable to a section or subsection of the Company Disclosure Schedule, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01        Organization, Good Standing and Qualification.

(a)        The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each of the Company’s Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its organization or formation, and each Group Company has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, except where the failure of any Group Company to be so organized, existing or in good standing or of any Group Company to have such power, authority or approval has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Group Company is duly qualified or licensed to do business, and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing), in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except for any such failure to be so qualified or licensed or in good standing as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)       Section 3.01(b) of the Company Disclosure Schedule sets forth a true and complete list of each Group Company and each Equity Investee of the Company as of the date hereof, together with (i) the jurisdiction of organization or formation of each such Group Company or Equity Investee, and (ii) the percentage of the outstanding issued shares, issued share capital or registered capital, as the case may be, of each such Group Company or Equity Investee owned or otherwise held by such Group Company. The corporate structure of the Group Companies and the ownership among the Group Companies and the establishment thereof are in compliance with all applicable Laws. Except as set forth in Section 3.01(b) of the Company Disclosure Schedule, there are no other corporations, partnerships, joint ventures, associations, or entities through which any Group Company conducts business, or other entities in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, the fair value of which, or the amount of equity investment made or consideration paid by such Group Company for which, is more than US$50,000,000.

(c)        Pursuant to the Control Documents with respect to 58 VIE Entity and to the extent permitted by applicable Laws, (x) 58 WFOE has had and will continue to have exclusive control over 58 VIE Entity and its Subsidiaries and is entitled to substantially all of the economic benefits and residual returns from the operations of 58 VIE Entity and its Subsidiaries; and (y) 58 VIE Entity is a “variable interest entity” of the Company and its financial results have been and will continue to be consolidated into consolidated financial statement of the Company as if it were a wholly owned Subsidiary of the Company, under the GAAP. Pursuant to the Control Documents with respect to Zhuan VIE Entity and to the extent permitted by applicable Laws, (x) Zhuan WFOE has had and will continue to have exclusive control over Zhuan VIE Entity and its Subsidiaries and is entitled to all of the economic benefits and residual returns from the operations of Zhuan VIE Entity and its Subsidiaries; and (y) Zhuan VIE Entity is a “variable interest entity” of Zhuan Zhuan Holding and its financial results have been and will continue to be consolidated into consolidated financial statement of Zhuan Zhuan Holding as if it were a wholly owned Subsidiary of Zhuan Zhuan Holding, under the GAAP.

Section 3.02        Memorandum and Articles of Association.

The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of each Group Company set forth in the Exhibit 8.1 to the Company’s 2019 annual report on form 20-F filed with SEC on April 29, 2020. All memorandum and articles of association or equivalent organizational documents of Group Companies are in full force and effect as of the date hereof. No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 3.03        Capitalization.

(a)        The authorized share capital of the Company is US$50,000 divided into 5,000,000,000 Shares of a par value of US$0.00001 per share, of which 4,800,000,000 are Class A Shares and 200,000,000 are Class B Shares. As of the date of this Agreement, (i) 254,632,267 Class A Shares and 45,232,120 Class B Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, and (ii) 1,089,926 Class A Shares are issued to the Depositary and reserved for future issuance pursuant to the outstanding Company Options and Company RSUs.

(b)        Except for the Company Options and Company RSUs referred to in Section 3.03(a) and rights under the Control Documents and other agreements set forth in Section 3.03(b) of the Company Disclosure Schedule, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by any Group Company relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue, transfer or sell or cause to be issued, transferred or sold any Equity Securities of any Group Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of any Group Company and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any Equity Securities of any Group Company. The Company has not issued and does not have outstanding any bonds, debentures, notes or other obligations that provide the holders thereof with the right to vote (or are convertible into or exchangeable or exercisable for securities having the right to vote) on any matter on which the shareholders of the Company may vote.

(c)       Section 3.03(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) information on each grant of Company Options; (ii) the number of Shares subject to such Company Option; (iii) the exercise or purchase price of such Company Option; (iv) the date on which such Company Option was granted; (v) the vesting status of such Company Option; and (vi) the date on which such Company Option expires. The grant of each such outstanding Company Option was validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with the terms of the relevant Company Share Plans, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules and regulations of the New York Stock Exchange (the “NYSE”) and all other applicable Laws. Except as set forth in Section 3.03(c) of the Company Disclosure Schedule or otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Option as a result of the Transactions.

(d)       Section 3.03(d) of the Company Disclosure Schedule sets forth the following information with respect to each Company RSU outstanding as of the date of this Agreement: (i) information on each grant of Company RSUs; (ii) the number of Shares subject to such Company RSU; (iii) the date on which such Company RSU was granted; (iv) the vesting status of such Company RSU; and (v) the date on which such Company RSU expires. The grant of each such Company RSU was validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with the terms of the relevant Company Share Plans, the Exchange Act, the rules and regulations of the NYSE and all other applicable Laws. Except as set forth in Section 3.03(d) of the Company Disclosure Schedule or otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company RSU as a result of the Transactions.

(e)         All Shares subject to issuance upon due exercise of a Company Option or settlement of a Company RSU, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Parent accurate and complete copies of (i) the Company Share Plans pursuant to which the Company has granted the Company Options and Company RSUs that are currently outstanding, and (ii) the form of award agreement evidencing such Company Options and Company RSUs. There are no award agreements evidencing any Company Options or Company RSUs with terms that are materially different from those set forth in the form of award agreement that has been made available to Parent.

(f)         The outstanding shares, share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding shares, share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and such Equity Investees listed in Section 3.01(b) of the Company Disclosure Schedule that is owned by any Group Company is owned by such Group Company free and clear of all Liens, other than the Controlled Entities to the extent they are subject to their respective Control Documents. Except as set forth in Section 3.03(f) of the Company Disclosure Schedule, such Group Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Law and the applicable constitutional documents) to receive dividends and distributions on, all such Equity Securities. Except as set forth in Section 3.03(f) of the Company Disclosure Schedule, the outstanding shares, share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is not subject to any outstanding obligations of any Group Company requiring the registration under any securities Law for sale of such shares, share capital or registered capital, as the case may be. Other than as set forth in the Control Documents and Section 3.03(f) of the Company Disclosure Schedule, there are no outstanding contractual obligations of any Group Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries.

(g)       Other than those disclosed in the Company SEC Reports, the Company and its Subsidiaries do not have other employee stock incentive plans.

Section 3.04        Authority Relative to This Agreement; Fairness.

(a)       The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Company Vote, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, subject only to the authorization and approval by way of a shareholders’ special resolution of this Agreement, the Plan of Merger and the Transactions by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”) in accordance with Section 233(6) of the CICL and the memorandum and articles of association of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)      As of the date hereof, the Special Committee comprises two (2) members of the Company Board, each of whom qualifies as an “independent director” (as such term is defined in Section 303A of the New York Stock Exchange Listed Company Manual). The Company Board, acting upon the unanimous recommendation of the Special Committee, by resolutions duly adopted by unanimous vote of those directors voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to Parent, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement, and the Plan of Merger and consummate the Transactions, including the Merger; (ii) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger; (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the holders of Shares (the “Company Recommendation”) and direct that this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, be submitted for approval by the shareholders of the Company at the Shareholders’ Meeting; and (iv) taken all such actions as may be required to enter into this Agreement and, as of the Closing Date, shall have taken all actions as may be required to be taken by the Company to effect the Transactions, including the Merger.

(c)        The Special Committee has received from Houlihan Lokey (China) Limited (the “Financial Advisor”) its written opinion, dated the date of this Agreement, based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, to the effect that, the Per Share Merger Consideration to be received by the holders of Shares (other than Excluded Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) are fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent promptly after the date of this Agreement solely for informational purposes. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement and Schedule 13E-3. It is agreed and understood that such opinion may not be relied on by Parent, Merger Sub or any of their respective Affiliates.

Section 3.05        No Conflict; Required Filings and Consents.

(a)        The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) require consent under, result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, result in loss of benefit under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance (except for Permitted Encumbrances) on any property or asset of any Group Company pursuant to, any Material Contract or obligation to which any Group Company is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)       The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any Group Company to obtain any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a “Governmental Authority”), except for (i) compliance with the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) compliance with the rules and regulations of the NYSE, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iv) the consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Authorities set forth in Section 3.05(b) of the Company Disclosure Schedule (collectively, the “Requisite Regulatory Approvals”) and (v) any such other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.06        Permits; Compliance with Laws.

(a)       Each of the Group Companies is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted except for any such franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (the “Material Company Permits”). All of the Material Company Permits are valid and in full force and effect and passed their respective annual or periodic inspection or renewal in accordance with applicable Laws and no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened, except for any suspensions or cancellations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Group Companies is in compliance with the terms of the Material Company Permits. Without limiting the generality of the foregoing, all permits, licenses and approvals by, and filings and registrations and other requisite formalities with, the Governmental Authorities in the PRC that are required to be obtained or made in respect of each Group Company established in the PRC with respect to its establishment, capital structure, business and operations as it is now being conducted, including the approval of and registrations or filings with the State Administration for Market Regulation of the PRC (formerly the State Administration for Industry and Commerce), the Ministry of Commerce of the PRC, the National Development and Reform Commission of the PRC, the Ministry of Industry and Information Technology of the PRC, the Cyberspace Administration of the PRC, the National Radio and Television Administration of the PRC (formerly the State Administration of Press Publication, Radio, Film and Television), the National Administration of Surveying, Mapping and Geoinformation of the PRC (formerly the State Bureau of Surveying and Mapping), the State Administration of Foreign Exchange of the PRC (“SAFE”), the Ministry of Human Resources and Social Security of the PRC, and the State Administration of Taxation of the PRC, and their respective local counterparts, if required, have been duly completed in accordance with applicable Laws of the PRC, except for any such permits, licenses and approvals by, and filings and registrations the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Group Company that is established in the PRC has been conducting its business activities within its permitted scope of business, and has been operating its business in compliance with all relevant legal requirements and with all requisite permits, licenses and approvals granted by, and filings and registrations made with the competent Governmental Authorities of the PRC, except for any violation, failure or obligation that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)       The Group Companies are and have been in all material respects in compliance with all applicable Laws and the applicable listing, corporate governance and other rules and regulations of the NYSE. No event has occurred and no circumstance exists that (with or without notice or lapse of time) (i) may constitute or result in a material violation by any Group Company of, or a failure on the part of such entity to comply with in any material respect, any applicable Laws, or (ii) may give rise to any material obligation on the part of any Group Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, except for, in each case of (i) and (ii), any violation, failure or obligation that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. No Group Company is in default, breach or violation of any Law applicable to it (including (i) any Law applicable to its business, (ii) any Tax Law, and (iii) any Law related to the protection of Personal Data) or by which any of its share, security, equity interest, property or asset is bound or affected, except for any violation, failure or obligation that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. No Group Company has received any written notice or communication of any material non-compliance with any applicable Law that has not been cured.

(c)        No Group Company, any of their respective directors, officers, board of directors (supervisory and management) members, or, to the knowledge of the Company, any of their respective employees, agents, representatives, or other persons acting on behalf of any Group Company (collectively, the “Company Representatives”) has violated any Anticorruption Law, nor has any Group Company, any of their respective directors, officers, board of directors (supervisory and management) members, or, to the knowledge of the Company, any Company Representative (x) made or given any bribe, rebate, payoff, influence payment, kickback or any other type of payment, that would violate any applicable Anticorruption Laws, or (y) offered, paid, promised to pay, or authorized the payment of any money or anything of value to any Government Official or to any person under circumstances where a Group Company, any of their respective directors, officers, board of directors (supervisory and management) members, or any Company Representative knew or had reason to know that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to a Government Official:

(i)                for the purpose of: (A) influencing any act or decision of a Government Official in his or her official capacity; (B) inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; (C) securing any improper advantage; or (D) inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or

(ii)              in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks, other unlawful or improper means of obtaining business or advantage or would otherwise violate any Anticorruption Law.

(d)        No Group Company has conducted or initiated any internal investigation or made a voluntary, directed, involuntary or other disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anticorruption Law. No Group Company, nor any of their respective directors, officers, board of directors (supervisory and management) members, or, to the knowledge of the Company, any Company Representative has received any written notice, request, allegation, or citation for any actual or potential noncompliance with any Anticorruption Law. The Group Companies have implemented policies and procedures designed to ensure that each Group Company and the employees and other intermediaries of the Group Companies comply with applicable Anticorruption Laws. Each of the Group Companies has implemented and maintains effective internal controls reasonably designed to prevent and detect violations of Anticorruption Laws. Each of the Group Companies has maintained accurate books and records in compliance with all applicable Anticorruption Laws.

(e)        The Group Companies are in material compliance with all of the SAFE Rules and Regulations and duly and lawfully obtained all material requisite permits, licenses, approvals, filings and registrations and other requisite formalities with the SAFE as required under the SAFE Rules and Regulations which are in full force and effect. To the knowledge of the Company, each holder or beneficial owner of Shares who is a PRC resident (as defined in the SAFE Circular 37) and subject to any of the registration or reporting requirements under any SAFE Rules and Regulations has registered with the local SAFE branch as required under the SAFE Circular 37 and is in the process of amending certain applicable registrations with the local SAFE branch pursuant to the SAFE Circular 37 with respect to any direct or indirect holdings of Equity Securities in any Group Company or its investment in the Company. Neither the Company nor, to the knowledge of the Company, such holder or beneficial owner has received any written inquiries, notifications, orders or any other forms of official correspondence from SAFE or any of its local counterparts with respect to any actual or alleged non-compliance with the SAFE Rules and Regulations.

(f)         No Group Company, any of their respective directors, officers, board of directors (supervisory and management) members, or, to the knowledge of the Company, any of the Company Representatives is a Prohibited Person, and no Prohibited Person will be given an offer to become an employee, officer, consultant or director of any Group Company. No Group Company has (i) conducted or agreed to conduct any business, or entered into or agreed to enter into any transaction with a Prohibited Person or (ii) violated, or operated not in compliance with, any applicable export restrictions, anti-boycott regulations, or embargo regulations.

Section 3.07        SEC Filings; Financial Statements.

(a)       The Company has filed or otherwise furnished (as applicable), all forms, reports, statements, schedules and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2017 (including any amendments thereto, collectively, the “Company SEC Reports”). As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, then as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”) (and to the extent such Company SEC Reports were amended, then as of the date of effectiveness of such amendment), the Company SEC Reports (i) complied in all material respects with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of its filing date or effective date (as applicable).

(b)       Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, except as may be noted therein.

(c)        Except as and to the extent set forth in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company’s annual report on Form 20-F filed with the SEC on April 29, 2020 or otherwise disclosed by the Company in current report on Form 6-K, no Group Company has outstanding (i) any material Indebtedness or any commitments therefor, or (ii) any other liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (A) incurred in the ordinary course of business consistent with past practice since December 31, 2019, (B) incurred pursuant to this Agreement or in connection with the Transactions, or (C) which do not, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)        The Company has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company is in compliance, in all material respects, with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it. The Company has established and maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act to ensure that all material information concerning the Company and its Subsidiaries required to be included in reports filed under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents, and to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed annual report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed annual report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Neither the Company nor, to the knowledge of the Company, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data. To the knowledge of the Company, there is, and since January 1, 2017, there has been, no fraud or allegation of fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company. Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As used in this Section 3.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(e)        The Group Companies maintain a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with GAAP and include those policies and procedures that are designed to (i) provide reasonable assurance that transactions are executed in accordance with management’s general or specific authorizations, (ii) require the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a Group Company’s assets, (iii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in conformity with GAAP, (iv) provide reasonable assurance that receipts and expenditures of the Company are permitted only in accordance with appropriate authorization, (v) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a Group Company’s assets that would have a material effect on the consolidated financial statements, and (vi) provide reasonable assurance that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.08        Proxy Statement.

The information supplied by the Company for inclusion in the Proxy Statement (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 (including any amendment or supplement thereto or document incorporated by reference therein including the notice of the Shareholders’ Meeting and the form of proxy) shall not (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09        Absence of Certain Changes or Events.

Since December 31, 2019, except as expressly contemplated by this Agreement or otherwise disclosed by the Company hereunder and in the Company SEC Reports, each Group Company has conducted business in all material respects in the ordinary course of business and in a manner consistent with past practice, and (a) there has not been any Company Material Adverse Effect, or any change, event, development, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, (b) no Group Company has taken any action that, were such action taken after the date of this Agreement without Parent’s consent, would constitute a material breach of covenants contained in Sections 5.01(a), (c), (d) or (h), and (c) there has not been any receiver, trustee, administrator or other similar person appointed in relation to the affairs of the Company or its property or any part thereof.

Section 3.10        Absence of Litigation.

There is no litigation, hearing, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority which (a) has or would reasonably be expected to have a Company Material Adverse Effect, (b) seeks to enjoin, restrain or prevent the Merger or the other Transactions, or (c) prevents, materially delays or materially impedes or, if decided adversely against the Company, would reasonably be expected to prevent, materially delay or materially impede, the performance by the Company of its obligations under this Agreement or the consummation of the Transactions. No Group Company, nor any share, security, equity interest, or material property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11        Employee Benefit Plans.

(a)       Section 3.11(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each Company Employee Plan (including Company Share Plans), other than any Company Employee Plan mandated by applicable Law to which the sole liability of the Company and its Subsidiaries is to make contributions required by Law including plans or programs maintained by a Governmental Authority requiring the payment of social insurance taxes or similar contributions by the Company or its Subsidiaries to a fund of a Governmental Authority with respect to wages of an employee (each of such plan, a “Statutory Company Employee Plan”). With respect to each Company Employee Plan other than a Statutory Company Employee Plan, the Company has made available to Parent copies of each such Company Employee Plan document, including all amendments thereto, and all related trust documents. Each Company Employee Plan has been established, operated and maintained in compliance with its terms and with applicable Law in all material respects.

(b)        All contributions or other amounts payable by a Group Company with respect to each Company Employee Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting principles. There are no claims (other than for benefits incurred in the ordinary course) or Actions pending, or, to the knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(c)        Except as expressly provided under this Agreement, neither the execution of this Agreement, shareholder approval of this Agreement, nor the consummation of the Transactions alone (whether alone or in connection with any additional or subsequent events such as a termination of employment), will (i) entitle any current or former director, employee or consultant of any Group Company to material compensation in the form of a severance payment or similar payment, (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Company Employee Plans, or (iii) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Employee Plan on or following the Effective Time.

Section 3.12        Labor and Employment Matters.

(a)        Neither the Company nor any of its Subsidiaries is a party to, or bound by, or currently negotiating in connection with entering into, any collective bargaining agreements or labor contracts or understandings with any labor unions, works councils, or labor organizations. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is no (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to their businesses, or (ii) lockout, strike, slowdown, work stoppage or threat thereof by or with respect to any current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries (each, an “Employee”), and during the last three (3) years there has not been any such action.

(b)       There are no complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened in writing to be brought by or filed with any Governmental Authority or otherwise based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any of its Subsidiaries that, if individually or collectively resolved against the Company or its Subsidiaries, would reasonably be expected to result in a Company Material Adverse Effect.

(c)        Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Group Company is in compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of Taxes and other sums as required by the competent Governmental Authority and have withheld and paid in full to the competent Governmental Authority, or are holding for payment not yet due to such Governmental Authority, all amounts required to be withheld from or paid with respect to any of its current or former Employees or any other person (including the withholding and payment of all individual income taxes and contributions to Social Security Benefits payable), and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. For each and all labor dispatch or similar services received by each Group Company, such Group Company has entered into valid and binding agreements with respect to such services, and such Group Company is, and to the knowledge of the Company, the other parties thereto is, not in breach of such agreements that will result in a Company Material Adverse Effect.

Section 3.13        Real Property; Title to Assets.

(a)        Section 3.13(a) of the Company Disclosure Schedule sets forth the address and description of each Owned Real Property, including with respect to the Owned Real Property in the PRC, the particulars and issue date of the State-owned Land Use Certificate and Building Ownership Certificate for each Owned Real Property. With respect to each Owned Real Property: (i) the relevant Group Company has good and marketable title, validly granted land use rights or building ownership rights, as applicable, to such Owned Real Property, free and clear of all Liens, except Permitted Encumbrances, (ii) no Group Company has leased or otherwise granted to any person the right to use or occupy such Owned Real Property or any portion thereof, (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein, and (iv) the relevant Group Company is the only party in possession of such Owned Real Property. No Group Company is a party to any Contract, agreement or option to purchase any material real property or interest therein. The relevant Group Company has complied in all material respects with all of the terms and conditions of, and all of its obligations under, the relevant real property purchase contract in relation to any Owned Real Property owned by it, and no Group Company has been subject to any fine or other penalty imposed by any Governmental Authority which has not been paid. The Owned Real Property remains in conformity in all material respects with all applicable building codes and standards, fire prevention, safety, planning or zoning Law.

(b)       The Group Companies have entered into written lease contracts for all Leased Real Property in the PRC. Except as would not have a Company Material Adverse Effect, with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception, (ii) the Group Companies’ possession of the Leased Real Property under such Lease has not been disturbed and, to the knowledge of the Company, there are no disputes with respect to such Lease, (iii) neither any Group Company nor, to the knowledge of the Company, any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease and (iv) the Group Companies have a valid and subsisting leasehold interest in all property under the Leases, in each case free and clear of all Liens, other than the Permitted Encumbrances.

(c)        The Company Real Property comprises (i) all of the real property used or intended to be used in, or otherwise related to, the business of the Group Companies; and (ii) any land use right the Group Companies have acquired as their Owned Real Property under any real property purchase contract, regardless whether the relevant title certificate of such land use right has not been duly obtained by the Group Companies. The use, occupation, operation, leasing, management of the Company Real Property by any Group Company is not in contravention of any applicable Laws in any material respect. Each Group Company has used the Company Real Property in compliance in all material respects with the approved use and zoning requirement under the relevant title certificates, land use rights certificates, certificates of real estate ownership and similar title documents, or as otherwise required by the competent Governmental Authorities.

(d)         Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets necessary to conduct their respective businesses as currently conducted (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Liens, except Permitted Encumbrances. The material tangible personal property and assets owned or used by the Company and its Subsidiaries (i) are usable in the ordinary course of business and, in all material respects, are adequate and suitable for the uses to which they are being put, and (ii) are in good and working order, reasonable wear and tear and immaterial defects excepted, except for such failures to be in good operating condition and repair which would not have a Company Material Adverse Effect.

Section 3.14        Intellectual Property.

(a)         Except as set forth in Section 3.14(a) of the Company Disclosure Schedule or as would not have a Company Material Adverse Effect, the Company and its Subsidiaries own or possess adequate licenses or other valid and enforceable rights to use (in each case, free and clear of any Liens, except for Permitted Encumbrances), all Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as currently conducted and as currently proposed to be conducted.

(b)        Except as would not have a Company Material Adverse Effect, (i) the use of any Intellectual Property in connection with the operation of their respective businesses or otherwise by the Company or its Subsidiaries does not infringe upon, misappropriate, or otherwise violate and has not in the past three (3) years infringed upon, misappropriated or otherwise violated the Intellectual Property rights of any person and is in accordance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use such Intellectual Property; (ii) neither the Company nor any of its Subsidiaries has received any written notice of, and to the knowledge of the Company, there is no threatened, assertion or claim that it, or the business or activities of the Company or any of its Subsidiaries (including the commercialization and exploitation of their products and services), is infringing upon, diluting, misappropriating, or otherwise violating or has infringed upon, diluted, misappropriated, or otherwise violated any Intellectual Property right of any person, including any demands or unsolicited offers to license any Intellectual Property nor are there any facts or circumstances that would form the basis for any claim against the Company or any of its Subsidiaries of infringement, unauthorized use, or violation of any Intellectual Property right of any person, or challenging the ownership, use, validity or enforceability of any Intellectual Property owned by any Group Company; (iii) neither the Company nor any of its Subsidiaries nor the business or activities of the Company or any of its Subsidiaries (including the commercialization and exploitation of their products and services) infringes, dilutes or misappropriates or has infringed, diluted or misappropriated any Intellectual Property rights of any person; or (iv) to the knowledge of the Company, no person (including current and former officers, employees, consultants and contractors of any Group Company) is currently infringing, diluting or misappropriating Intellectual Property owned by the Company or any of its Subsidiaries.

(c)       Except as would not have a Company Material Adverse Effect, with respect to each Intellectual Property owned by any Group Company, (i) such Group Company is the owner of the entire right, title and interest in and to such Intellectual Property, and is entitled to use, transfer and license such Intellectual Property in the continued operation of its respective business without payment to any Third Party (other than to one or more Governmental Authorities or other similar parties for the purposes of registering and maintaining such rights), (ii) no Group Company is obligated to assign ownership of any such Intellectual Property to any Third Party and (iii) no Group Company is bound by or subject to any non-compete or other restrictions on the operation and scope of its respective business. To the knowledge of the Company, none of the material Intellectual Property owned by any Group Company has been revoked, invalidated or otherwise challenged in whole or in part.

(d)        Except as would not have a Company Material Adverse Effect, with respect to each item of Intellectual Property licensed to any Group Company, (i) such Group Company has the right to use such Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Intellectual Property, and (ii) no party to any license of such Intellectual Property is in breach thereof or default thereunder.

(e)        Except as set forth in Section 3.14(a) of the Company Disclosure Schedule or as would not have a Company Material Adverse Effect, no person is challenging in writing the validity, enforceable, use or ownership of or, to the knowledge of the Company, threatening to challenge, or infringing upon, misappropriating, or otherwise violating any right of the Company or any of its Subsidiaries with respect to any material Intellectual Property owned by or licensed to the Company or its Subsidiaries.

(f)         To the knowledge of the Company, each of the Company and its Subsidiaries owns all right, title and interest in and to all material Intellectual Property created or developed by, for or under the direction or supervision of the Company or such Subsidiary. Each key employee of the Company who has participated in the creation or development of any such Intellectual Property and have executed and delivered to the Company or such Subsidiary a valid and enforceable agreement (i) providing for the non-disclosure by such person of confidential information and (ii) providing for the present assignment by such person to the Company or such Subsidiary of any Intellectual Property developed or arising out of such person’s employment by, engagement by or contract with the Company or such Subsidiary of the Company. To the knowledge of the Company, no such officer, employee, consultant or contractor is in material violation of any term of any such agreement.

(g)        To the knowledge of the Company, the consummation of the Transactions will not result in the loss or impairment or the restriction on use or other exploitation of any material Intellectual Property owned by or licensed to any Group Company.

(h)       Except as would not have a Company Material Adverse Effect, there are no outstanding Orders issued against any Intellectual Property owned by any Group Company that restricts or limits the use or licensing thereof by any Group Company.

(i)         Except as would not have a Company Material Adverse Effect, (A) to the knowledge of the Company, a Group Company owns or has a valid right or license to use or otherwise exploit all Software used in connection with the businesses of the Group Companies as currently conducted, and (B) a Group Company possesses the source code, object code and documentation for all such Software that is proprietary to and owned by any Group Company (the “Company Owned Software”), (C) no Third Party has any ownership right or interest in any Company Owned Software, (D) the Group Companies have not disclosed the source code for any Company Owned Software to any Third Party, and (E) other than those subject to open source license/codes, no such Software is subject to any obligation (including the terms of any open source license) that would require any Group Company to (i) disclose to any person any source code or Trade Secret that is part of any Company Owned Software, (ii) not charge fees or other consideration for such Software, or (iii) grant any right to any person to decompile or otherwise reverse-engineer such Software.

(j)        The Company and its Subsidiaries have taken all actions reasonably necessary to (i) maintain and protect each material item of Intellectual Property that they own or are licensed or otherwise authorized to use, and (ii) protect the confidentiality and value of trade secrets and other know-how or confidential or proprietary information (together, the “Trade Secrets”) that are owned by any Group Company or provided to any Group Company by any Third Party under conditions of confidentiality, including having and effectively implementing in the business operations of the Company and its Subsidiaries Intellectual Property, information security and privacy measures comparable with those implemented by similarly situated companies in the U.S. and the PRC operating in the industry of the Company and its Subsidiaries. To the knowledge of the Company, (A) there has been no unauthorized disclosure or use of any Third Party’s Trade Secrets by any officer, employee, contractor, or consultant of any Group Company, and none of the Company’s or its Subsidiaries’ Trade Secrets have been disclosed to any Third Party except pursuant to valid and appropriate written non-disclosure agreements or license agreements or pursuant to obligations to maintain confidentiality arising by operation of Law, and (B) there has been no material breach of any Group Company’s security measures wherein any Trade Secrets have been disclosed or may have reasonably been disclosed without authorization to any Third Party. Immediately subsequent to the Effective Time, all Intellectual Property owned or used by any Group Company shall be owned by or available for use by the Company and its Subsidiaries on terms and conditions identical to those under which the Company and its Subsidiaries owned or used such Intellectual Property immediately prior to the Effective Time.

(k)        The Company IT Assets are (A) adequate and sufficient for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Company’s and its Subsidiaries’ businesses and the protection of Trade Secrets by the Group Companies, and (B) to the knowledge of the Company, are free from any material defects, viruses, worms and other malware. The Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology consistent with industry practices and the Company IT Assets have not failed in any material respect, and to the knowledge of the Company, (i) no person has gained unauthorized access to any material Company IT Assets, and (ii) the data that they process and/or produce with respect to the businesses of the Company and its Subsidiaries has not been corrupted or compromised in any material respect.

(l)         Except as would not have a Company Material Adverse Effect, none of the Intellectual Property owned by any Group Company is subject to any Contract or other obligation as a result of any funding or support from, or any arrangement with, any Governmental Authority or agency or nonprofit organization.

(m)       Except as would not have a Company Material Adverse Effect, no Group Company is a party to or bound by any Contract that grants or purports to grant a license, covenant not to sue or other right under any Intellectual Property of Parent of any of its Affiliates (other than the Group Companies).

Section 3.15        Privacy and Data Security.

(a)        Each Group Company complies, and at all times have complied, except as has not been and would not reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole, with all applicable Privacy Laws, with applicable Privacy Policies, and with applicable contractual obligations of the Company and its Subsidiaries governing privacy, data protection, and data security with respect to the Processing of Personal Data by the Company and its Subsidiaries. There are no material unsatisfied requests from individuals to the Company or any of its Subsidiaries seeking to exercise rights under any Privacy Law. Neither the execution of this Agreement nor the consummation of the Transactions constitutes a material breach or violation of any applicable Privacy Law, any applicable Privacy Policy, or any applicable contractual obligations of the Company and its Subsidiaries governing privacy, data protection, and data security with respect to the Processing of Personal Data by the Company and its Subsidiaries. There is no, and has not been any, (i) Action of any nature pending or threatened against the Company or any of its Subsidiaries relating to privacy, data protection, or data security with respect to the Processing of Personal Data by the Company and its Subsidiaries; or (ii) written notice of any actual or asserted noncompliance with any Law to which the Company or any of its Subsidiaries are subject relating to privacy, data protection, or data security with respect to the Processing of Personal Data by the Company, except for that which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)       The Company and its Subsidiaries have at all times (i) implemented and maintained reasonable measures in compliance with applicable Privacy Laws, designed to preserve and protect the confidentiality, availability, security, and integrity of all Systems and Personal Data within the possession or control of the Company and its Subsidiaries; (ii) implemented and maintained reasonable disaster recovery and business continuity plans for their business; and (iii) not suffered any security breach resulting in any material unauthorized access to, or acquisition of, any Personal Data within the possession or control of the Company or any of its Subsidiaries.

(c)        The IT Assets of the Company and its Subsidiaries, including any portions of which are provided or operated by Third Parties, are adequate and sufficient to protect the privacy and confidentiality of all Personal Data and Third Party information in compliance in all material respects with reasonable industry practices and all applicable Privacy Laws and agreements. To the knowledge of the Company, there have been no material unauthorized access, intrusions or breaches of the security of (i) any such IT Assets operated or controlled by the Company or any of its Subsidiaries or any Third Party or (ii) any Personal Data under the custody or control of the Company, and no person (including any Governmental Authority) has made any claim or commenced any proceeding against the Company or any Third Party service provider to the Company or any of its Subsidiaries with respect to loss, damage or unauthorized access, disclosure, use, modification or other misuse of Personal Data by the Company, any of its Subsidiaries, or any of their respective service providers that may result in a Company Material Adverse Effect.

Section 3.16        Taxes.

(a)               Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Group Company has duly and timely filed all Tax Returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged (whether or not reflected on a Tax Return), other than such payments as are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company’s financial statements in accordance with GAAP. All such Tax Returns are true, accurate and complete in all material respects. No Tax authority or agency or other Governmental Authority is asserting in writing or, to the knowledge of the Company, threatening to assert against any Group Company any material deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. There are no pending or, to the knowledge of the Company, threatened Actions for the assessment or collection of any Taxes against any Group Company. No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax.

(b)               No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of any Group Company is currently in progress, and no Group Company has been notified of any written request for, or, to the knowledge of the Company, any threat of, such an audit or other examination or administrative, judicial or other proceeding. No written claim has been made by any Governmental Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by such jurisdiction.

(c)               No Group Company incorporated outside the PRC takes the position for tax purposes that it is a “resident enterprise” of the PRC and no Group Company is Tax resident or required to file a Tax Return in any jurisdiction other than its jurisdiction of formation.

(d)               Each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authorities. Each submission made by or on behalf of any Group Company to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates was accurate and complete in all material respects at the time of its submission and none of such Tax exemptions, holidays, deferrals, incentives, or other preferential treatments or rebates contained any material misstatement or material omission that would have affected the granting of such Tax exemptions, holidays, deferrals, incentives or other preferential treatments or rebates. No suspension, revocation or cancellation of any Tax exemptions, holidays, deferrals, incentives, or other preferential treatments or rebates is pending or, to the knowledge of the Company, threatened. The Transactions will not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions, holidays, deferrals, incentives, or other preferential treatments or rebates and will not result in the claw-back or recapture of any such Tax exemptions, preferential treatments or rebates.

(e)               The Group Companies have complied in all material respects with all applicable Laws relating to (i) the withholding and payment over to the appropriate Governmental Authority of all Taxes required to be withheld by the Group Companies, and (ii) information reporting with respect to, any payment made or received by the Group Companies (including those relating to the individual income tax obligations of the employees of the Group Companies).

(f)                No Group Company (i) has ever been a member of an affiliated group filing a consolidated, combined, unitary, affiliated or similar Tax Return (other than a group the common parent of which was a Group Company) or (ii) has any material liability for the Taxes of any person (other than any of the Group Companies due to being a member of a group described in clause (i), as a transferee or successor, by contract, or otherwise.

(g)               No Group Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) an agreement entered into with a Governmental Authority; (iii) installment sale made on or prior to the Closing Date; or (iv) prepaid amount received on or prior to the Closing Date.

(h)               None of the Group Companies (i) are or have been treated as a “United States person” for U.S. income tax purposes within the meaning of Section 7701(a)(30) of the Code, (ii) are or have ever been engaged in a trade or business connected with the United States for purposes of Section 864 of the Code (or otherwise for U.S. income tax purposes) or (iii) have filed or are or have ever been required to file any Tax Returns in the United States or any jurisdiction or subdivision thereof.

Section 3.17        No Secured Creditors; Solvency.

(a)               Except as set forth in Section 3.17(a) of the Company Disclosure Schedule, no Group Company has any secured creditors holding a fixed or floating security interest.

(b)               No Group Company has taken any steps to seek protection pursuant to any bankruptcy Law, nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. The Group Companies on a consolidated basis are not, as of the date hereof, Insolvent.

Section 3.18        Material Contracts.

(a)               Subsections (i) through (xvi) of Section 3.18(a) of the Company Disclosure Schedule set forth an accurate and complete list of all of the following types of Contracts (x) to which any Group Company is a party, excluding in each case, Contracts under which such Group Company has no outstanding rights or obligations and (y) have not been filed with or furnished to the SEC as an exhibit to the Company’s filings with the SEC (such Contracts as are required to be set forth in Section 3.18(a) of the Company Disclosure Schedule being the “Material Contracts”), and, other than this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any Material Contracts not listed in Section 3.18(a) of the Company Disclosure Schedule:

(i)                any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)               any Contract relating to (A) the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement with the Group Company making investment in the amount of more than US$50,000,000, (B) strategic cooperation or partnership arrangements, or (C) other similar agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by any Group Company that is material to the business of the Company;

(iii)              any Contract involving a loan (other than accounts receivable from trade debtors in the ordinary course of business) or advance to (other than travel and entertainment allowances to the employees of the Company and any of its Subsidiaries extended in the ordinary course of business), or investment in, any person other than a Group Company or any Contract relating to the making of any such loan, advance or investment that is material to the financial status of the Company;

(iv)              any Contract involving Indebtedness of the Company or any of its Subsidiaries in excess of US$50,000,000;

(v)               any Contract granting or evidencing a Lien on any material properties or assets of the Company or any of its Subsidiaries, other than a Permitted Encumbrances;

(vi)              any Contract for the acquisition, disposition, sale, transfer or lease (including leases in connection with financing transactions) of properties or assets of the Company or any of its Subsidiaries that have a fair market value or purchase price of more than US$50,000,000 (by merger, purchase or sale of assets or stock or otherwise) or pursuant to which the Company or any of its Subsidiaries have continuing, indemnification, guarantee, “earn-out” or other contingent payment obligations;

(vii)              any Contracts involving any resolution or settlement of any actual or threatened material litigation, arbitration, claim or other dispute;

(viii)            any Contract for the employment of any officer, individual employee or other person by the Company or any of its Subsidiaries on a full-time or consulting basis or any severance agreements calling for payments in excess of US$10,000,000 annually;

(ix)               any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business that is material to the business of the Company;

(x)                any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any person or assets that have a fair market value or purchase price of more than US$50,000,000;

(xi)               any Contract (other than Contracts granting Company Options or Company RSUs) giving the other party the right to terminate such Contract as a result of this Agreement or the consummation of the Transactions, including the Merger, where (A) such Contract requires any payment in excess of US$50,000,000 to be made by the Company or any of its Subsidiaries or (B) the value of the outstanding receivables due to the Company and its Subsidiaries under such Contract is in excess of US$50,000,000;

(xii)              any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) issuance of guarantee by the Company or any of its Subsidiaries;

(xiii)             any material Contract providing for (A) a license, covenant not to sue or other right granted by any Third Party under any Intellectual Property to the Company or any of its Subsidiaries, (B) a license, covenant not to sue or other right granted by the Company or any of its Subsidiaries to any Third Party under any Intellectual Property, other than agreements for off-the-shelf Software, (C) an indemnity of any person by the Company or any of its Subsidiaries against any charge of infringement, misappropriation, unauthorized use or violation of any Intellectual Property right, or (D) any royalty, fee or other amount payable by the Company or any of its Subsidiaries to any person by reason of the ownership, use, sale or disposition of Intellectual Property;

(xiv)             any material Contract outside the ordinary course of business of the Company or not on arm’s length terms between the Company or any of its Subsidiaries, on one hand, and any Affiliate or other entity in which any Group Company has a direct or indirect equity interest, or director, or executive officer, or any person beneficially owning ten percent (10%) or more of the outstanding Equity Securities of any Group Company or any of their respective Affiliates (other than the Group Companies), or immediate family members or any of the respective Affiliates of such family members, on the other hand;

(xv)             any Contract which have not been covered by subsections (i) through (xiv) and involves consideration of more than US$50,000,000, in the aggregate, over the remaining term of such Contract; or

(xvi)             any other Contract which could reasonably be expected to have a Company Material Adverse Effect.

(b)               (i) Each Material Contract is a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against the such Group Company in accordance with its terms, subject to the Bankruptcy and Equity Exception; (ii) to the knowledge of the Company, each Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Bankruptcy and Equity Exception, (iii) no Group Company and, to the knowledge of the Company, no counterparty, is or is alleged to be in material breach or violation of, or default under, any Material Contract; (iv) to the knowledge of the Company, no person intends to terminate or cancel any Material Contract; (v) no Group Company has received any written claim of default under any such Material Contract and, to the Company’s knowledge, no fact or event exists that would give rise to any claim of default under any Material Contract; and (vi) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract. The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

Section 3.19        Environmental Matters.

Except as would not have a Company Material Adverse Effect, each Group Company has complied and is in compliance in all material respects with all Environmental Laws and have obtained and possess all permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law, and all such permits, licenses and other authorizations are in full force and effect. No Group Company has received any notice, demand, letter, claim or request for information alleging that any Group Company is in material violation of or liable under any Environmental Law, which remains unresolved, and no Group Company is subject to any pending order, decree or injunction with any Governmental Authority or currently effective agreement with any Third Party concerning liability under any Environmental Law.

Section 3.20        Insurance.

The Group Companies maintain policies of insurance covering the Company, the Subsidiaries of the Company or any of their respective directors, legal representatives, employees, properties or asserts, with reputable insurers in such amounts and covering such risks as are in compliance with applicable Laws and in accordance with prevailing industry practice for companies engaged in businesses similar to that of the Group Companies (taking into account the cost and availability of such insurance) in the PRC, including directors and officers insurance. All such policies are in full force and effect (with all premiums due and payable thereon having been paid in full) in all material respects and will not terminate or lapse by reason of this Agreement or the consummation of any of the Transactions and there is no material claim pending under any of such insurance policies, and no notice of cancellation or modification has been received by the Company with respect to any such insurance policy, and there is no existing default or event which, with or without due notice or lapse of time or both, would constitute a material default, by any insured thereunder. No Group Company has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost. None of the Group Companies has received any written notice of any threatened termination of, premium increase with respect to, or alteration of coverage under, any of its respective insurance policies. Section 3.20 of the Disclosure Schedule sets forth the aggregate amount of the annual premium for the Company’s directors’ and officers’ liability insurance policy in effect as of the date hereof.

Section 3.21        Interested Party Transactions.

The Company has disclosed in the Company SEC Reports each material Contract between a Group Company or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of the Company, one the other hand, entered into during fiscal years covered by such Company SEC Reports.

Section 3.22        Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “business combination,” “fair price,” “control share” or other similar Laws enacted under any Laws applicable to the Company, including any such applicable Laws under the CICL, (each, a “Takeover Statute”) does not, and will not, apply to the Company, the Shares, this Agreement or the Transactions, including the Merger.

Section 3.23        Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.24        Control Documents.

(a)               To the knowledge of the Company, (i) each party to any of the Control Documents has full power and authority to enter into, execute and deliver such Control Document to which it is a party and each other agreement, certificate, document and instrument to be executed and delivered by it pursuant to the Control Documents and to perform the obligations of such party thereunder, and (ii) the execution and delivery by such party of each Control Document to which it is a party and the performance by such party of its obligations thereunder have been duly authorized by all requisite actions on the part of such party.

(b)               The execution and delivery by each Group Company named in each Control Document, and the performance by such Group Company of its obligations thereunder and the consummation by it of the transactions contemplated therein shall not (i) result in any violation of, be in conflict with, or constitute a default under, with or without the passage of time or the giving of notice, any provision of its corporate documents as in effect, any applicable Law, or any contract to which any Group Company is a party or by which any Group Company is bound, (ii) accelerate, or constitute an event entitling any person to accelerate, the maturity of any Indebtedness or other liability of any Group Company or to increase the rate of interest presently in effect with respect to any Indebtedness of any Group Company, or (iii) result in the creation of any Lien upon any of the properties or assets of any Group Company.

(c)               All consent, approval, authorization or permit of, or filing with or notification to any Governmental Authority required under any applicable Laws in connection with the Control Documents have been made or unconditionally obtained in writing, and no such consent, approval, authorization, permit, filings or notifications has been withdrawn or is subject to any condition precedent, which has not been fulfilled or performed.

(d)               (i) Each Control Document is duly executed and effective, in proper legal form under applicable PRC Law and constitutes a valid and legally binding obligation of the parties named therein enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and all of such Control Documents taken as a whole are, legal, valid, enforceable and admissible as evidence under PRC Laws, (ii) each Control Document is in full force and effect and, to the knowledge of the Company, no party to any Control Document is in breach or default in the performance or observance of any of the terms or provisions of such Control Document, and (iii) none of the parties to any Control Document has sent or received any communication regarding termination of or intention not to renew any Control Document, and no such termination or non-renewal has been threatened by any of the parties thereto.

(e)               There have been no disputes, disagreements, claims or any legal proceedings of any nature, raised by any Governmental Authority or any other person, pending or, to the knowledge of the Company, threatened against or affecting any of the Controlled Entities and other Group Companies that (i) challenge the validity or enforceability of any part or all of the Control Documents, individually or taken as a whole, (ii) challenge the “variable interest entity” structure or the ownership structure as set forth in the Control Documents, (iii) claim any ownership, share, equity or interest in the Controlled Entities or other Group Companies, or claim any compensation for not being granted any ownership, share, equity or interest in the Controlled Entities or other Group Companies or (iv) claim any of the Control Documents or the ownership structure thereof or any arrangement or performance of or in accordance with the Control Documents was, is or will violate any PRC Laws.

Section 3.25        No Other Representations or Warranties.

Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to any Group Company or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01        Corporate Organization.

Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement. Parent has heretofore made available to the Company complete and correct copies of the memorandum and articles of association of Parent and Merger Sub, each as amended to date, and each as so delivered is in full force and effect.

Section 4.02        Authority Relative to This Agreement.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03        No Conflict; Required Filings and Consents.

(a)               The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub do not, and the performance of this Agreement and the Plan of Merger by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b)               The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) the filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder, (ii) compliance with the rules and regulations of the NYSE, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, and (iv) the Requisite Regulatory Approvals.

(c)               Merger Sub has no secured creditors holding a fixed or floating security interest.

Section 4.04        Capitalization.

(a)               The authorized share capital of Parent is US$50,000 consisting solely of 5,000,000,000 ordinary shares, par value of US$0.00001 per share. As of the date of this Agreement, 1 ordinary share of Parent was issued and outstanding and which has been duly authorized, validly issued, fully paid and non-assessable. Parent was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than pursuant to the Financing Documents and the Support Agreement and those incident to its formation and capitalization pursuant to this Agreement and the Transactions.

(b)               The authorized share capital of Merger Sub is US$50,000 consisting solely of 5,000,000,000 ordinary shares, par value of US$0.00001 per share. As of the date of this Agreement, 1 ordinary share of Merger Sub was issued and outstanding and which has been duly authorized, validly issued, fully paid and non-assessable. The issued and outstanding share of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than pursuant to the Financing Documents and those incident to its formation and capitalization and pursuant to this Agreement and the Transactions.

Section 4.05        Available Funds and Financing.

(a)               Parent has delivered to the Company true and complete copies of (i) certain executed commitment letters from the financial institutions named therein (as the same may be amended or modified pursuant to Section 6.07), (collectively, the “Debt Commitment Letters”) (which, in each case, may be redacted with respect to any provisions that would not affect the conditionality, enforceability, availability, termination or the aggregate principal amount of the Debt Financing), confirming their respective commitments, subject to the terms and conditions thereof, to provide or cause to be provided the respective debt amounts set forth therein in connection with the Transactions (the “Debt Financing”), and (ii) executed equity commitment letters from the Sponsors or their respective Affiliates (the “Equity Commitment Letters” and, together with the Debt Commitment Letters and/or, if applicable the Alternative Financing Documents, the “Financing Documents”) pursuant to which each of the Sponsors or their respective Affiliates named therein has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions thereof, Equity Securities of Parent, up to the aggregate amount set forth therein (the “Equity Financing” and, together with the Debt Financing and/or, if applicable, the Alternative Financing, the “Financing”). The proceeds of the Financing shall be used to, among others, finance the consummation of the Transactions.

(b)               As of the date hereof, (i) each of the Financing Documents is in full force and effect and is a legal, valid and binding obligation of Parent and/or Merger Sub (as applicable and subject to the Bankruptcy and Equity Exception) and, to the knowledge of Parent, the other parties thereto (subject to the Bankruptcy and Equity Exception), and (ii) none of the Financing Documents has been amended or modified and no such amendment or modification is contemplated (other than as permitted by Section 6.07 or this Section 4.05), and the respective commitments contained in the Financing Documents have not been withdrawn or rescinded in any material respect (other than as permitted by Section 6.07 or this Section 4.05). Assuming (A) the Financing is funded in accordance with the Financing Documents, and (B) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions, as of the date hereof, the proceeds contemplated by the Financing Documents and the Available Cash Amount will be sufficient for Merger Sub and the Surviving Company to pay (1) the Merger Consideration, and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Financing Documents contain all of the conditions precedent (or, where applicable, refer to customary conditions precedent for a transaction of the nature contemplated by the Financing Documents) to the obligations of the parties thereunder to make the Financing available to Parent or Merger Sub on the terms and conditions contained therein. As of the date hereof, there are no other Contracts to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than (x) as expressly set forth in the Financing Documents and (y) any customary engagement letter, fee letter and non-disclosure agreements that do not impact the conditionality or amount of the Financing. As of the date hereof, no event has occurred, which, with or without notice, lapse of time or both, would constitute a default or breach under the Financing Documents on the part of Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto.

Section 4.06        Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.07        Guarantees.

Each of the Guarantees has been duly and validly executed and delivered by each Guarantor executing such Guarantee and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of such Guarantor that executed it, enforceable against such Guarantor in accordance with the terms thereof subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Guarantee.

Section 4.08        Absence of Litigation.

As of the date hereof, (i) there is no material Action pending or, to the knowledge of Parent, threatened against Parent or Merger Sub before any Governmental Authority and (ii) neither Parent nor Merger Sub is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, in each case which seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or other Transactions.

Section 4.09        Ownership of Shares.

As of the date hereof, other than (i) the Shares (including Shares represented by ADSs) held by the Rollover Shareholders as of the date hereof as set forth in Schedule A attached hereto, (ii) an aggregate of 1,002,916 Class B Shares beneficially owned by certain executive officers and employees of the Company who have acquired the beneficial ownership of such shares pursuant to the Company Share Plans and who have authorized the Founder to vote such shares on their behalves under power of attorney, and (iii) Company Options and Company RSUs held by the Founder, none of Parent, Merger Sub, the Founder Parties, the Sponsors nor any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company, or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 4.10        Proxy Statement.

The information supplied by Parent and Merger Sub for inclusion in the Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the shareholders of the Company shall not, (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to the shareholders of the Company or at the time of the Shareholders’ Meeting, contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 4.11        Solvency.

Neither Parent nor Merger Sub is entering into the Transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the Transactions contemplated hereby, including the Financing and the payment of the Merger Consideration and all other amounts required to be paid in connection with the consummation of the Transactions, assuming (i) satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions, and (ii) the accuracy of the representations and warranties of the Company set forth in Article III (for such purposes, the representations and warranties that are qualified as to materiality or “Company Material Adverse Effect” shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects), the Surviving Company will be solvent (as such term is used under the Laws of the Cayman Islands) at and immediately after the Effective Time.

Section 4.12        Parent Group Contracts.

Parent has delivered to the Company and the Special Committee a true and complete copy of each of: (i) Interim Investors Agreement, (ii) the Equity Commitment Letters, (iii) the Guarantees, (iv) the Support Agreement, and (v) the Rollover Agreement (collectively, the “Parent Group Contracts”), including all amendments thereto or modifications thereof. As of the date hereof, other than the Parent Group Contracts, there are no other Contracts (i) relating to the Transactions between or among two or more of the following persons (including any two of the same category of person): Parent, Merger Sub, any Rollover Shareholder, any Supporting Shareholder, or any Sponsor (or through any of their respective Affiliates, but excluding any agreements among any one or more of the foregoing solely relating to the Surviving Company following the Effective Time), (ii) relating to the Transactions between or among Parent, Merger Sub, any Rollover Shareholder, any Supporting Shareholder, any Sponsor or any of their respective Affiliates, on the one hand, and any member of the Company’s management, any member of the Company Board or any of the Company’s shareholders in their capacities as such, on the other hand or (iii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 4.13        Independent Investigation.

Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis were performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 4.14        No Additional Representations.

Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

Article V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01        Conduct of Business by the Company Pending the Merger.

The Company agrees that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law, (y) set forth in Section 5.01 of the Company Disclosure Schedule or (z) expressly contemplated or permitted by this Agreement, unless Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (i) the businesses of the Group Companies shall be conducted in the ordinary course of business and in a manner consistent with past practice; and (ii) the Company shall use its best efforts to preserve substantially intact the assets and the business organization of the Group Companies, to keep available the services of the current officers and key employees of the Group Companies and to maintain in all material respects the current relationships of the Group Companies with existing customers, suppliers and other persons with which any Group Companies has material business relations as of the date hereof.

Without limiting the generality of the foregoing paragraph, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law, (y) set forth in Section 5.01 of the Company Disclosure Schedule or (z) expressly contemplated or permitted by this Agreement, the Company shall not and shall not permit any other Group Company to, directly or indirectly, do or propose to do any of the following without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(a)               amend or otherwise change its memorandum and articles of association or equivalent organizational documents, other than those changes to the registered address or business scope of a Group Company as reasonably needed within the ordinary course of business of such Group Company;

(b)               issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, as appropriate, (i) any shares of any class of any Group Company (other than in connection with (A) the exercise of any Company Options or Company RSUs in accordance with the Company Share Plans, (B) the withholding of Company securities to satisfy tax obligations with respect to Company Options or Company RSUs (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Options or Company RSUs, (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof, or (E) the issuance of Class A Shares to holders of Class B Shares in connection with the conversion of such Class B Shares in accordance with the memorandum and articles of association of the Company, (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price (including the value of assumed liabilities) in excess of US$10,000,000, except in the ordinary course of business, or (iii) any material Intellectual Property owned by or licensed to any Group Company, except in the ordinary course of business consistent with past practice;

(c)               declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries consistent with past practice);

(d)               reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital (other than (i) the purchase of Shares to satisfy obligations under the Company Share Plans, including the withholding of Shares in connection with the exercise of Company Options or Company RSUs in accordance with the terms and conditions of such Company Options or Company RSUs (as applicable) and (ii) the cancellation, repurchase and redemption or re-designation and reclassification of Class B Shares in connection with the conversion thereof to Class A Shares in accordance with the memorandum and articles of association of the Company);

(e)               effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, public offering or similar transaction involving any Group Company, or create any new Subsidiary, other than the Transactions;

(f)                acquire, whether by purchase, merger, spin off, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or otherwise, any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$50,000,000 in any transaction or related series of transactions;

(g)                make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof in excess of US$50,000,000 in aggregate;

(h)               incur, assume, alter, amend or modify any Indebtedness, or guarantee any Indebtedness, or issue any debt securities, except for (i) the incurrence or guarantee of Indebtedness under any Group Company’s existing credit facilities as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness or (ii) not in an aggregate amount in excess of US$50,000,000;

(i)                 other than expenditures necessary to maintain assets in good repair consistent with the past practice, authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$5,000,000 or capital expenditures which are, in the aggregate, in excess of US$10,000,000 for the Group Companies taken as a whole;

(j)                 except as required pursuant to any Company Employee Plan or this Agreement, (i) enter into any new employment or compensatory agreements (excluding the renewal of any such agreements), or terminate any such agreements, with any Employee of any Group Company other than the hiring or termination of employees with an aggregate annual compensation of less than US$150,000, (ii) grant or provide any severance or termination payments or benefits to any Employee of any Group Company, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to any Employee of any Group Company except such increases or payments, in the aggregate, do not cause an increase in the labor costs of the Group Companies, taken as a whole, by more than 4%, (iv) make any new equity awards to any Employee of any Group Company, (v) establish, adopt, amend or terminate any Company Employee Plan or materially amend the terms of any outstanding Company Options, (vi) take any action to accelerate the vesting or payment, of compensation or benefits under the Company Employee Plan, or (vii) forgive any loans to any Employee of any Group Company;

(k)                issue or grant any Company Option, Company RSUs or awards of other types to any person under the Company Share Plans;

(l)                 make any changes with respect to financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(m)              enter into, amend, modify, consent to the termination of, or waive any material rights under, any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) that calls for annual aggregate payments of US$50,000,000 or more or with a term longer than one (1) year which cannot be terminated without material surviving obligations or material penalty upon notice of ninety (90) days or less;

(n)               enter into any Contract between a Group Company or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of any Group Company, one the other hand, except for (i) Contracts solely between the Company and/or its wholly-owned Subsidiaries, (ii) Contracts, with due approval following the Company’s internal governance rules and policies, entered into on an arm’s length basis and to be carried out in the ordinary course of the Company’s business, and (iii) Contracts permitted under Section 5.01(j);

(o)                terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which are not promptly replaced by a comparable amount of insurance coverage;

(p)               commence any Action for a claim of more than US$1,000,000 (excluding any Action seeking for an injunctive relief or other similar equitable remedies) or settle, release, waive or compromise any pending or threatened Action of or against any Group Company (A) for an amount in excess of US$1,000,000, (B) that would impose any material restrictions on the business or operations of any Group Company, or (C) that is brought by or on behalf of any current, former or purported holder of any share capital or debt securities of any Group Company relating to the Transactions;

(q)               permit any material Intellectual Property owned by any Group Company to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in each and every item of material Intellectual Property owned by any Group Company, or grant or license or transfer to any Third Party any material Intellectual Property owned by any Group Company;

(r)                fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(s)                enter into, or propose to enter into, any transaction involving any earn-out or similar payment payable by any Group Company, to any Third Party, other than payments in connection with purchases of vehicles, plant, equipment, supplies or computers in the ordinary course of business;

(t)                 engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(u)               (i) amend any Tax Return, enter into any closing agreement or seek any ruling from any Governmental Authority with respect to material Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, change any method of Tax accounting or Tax accounting period, or initiate any voluntary Tax disclosure to any Governmental Authority or (ii) outside of the ordinary course of business, incur any material amount of Taxes or make or change any material Tax election;

(v)               grant any fixed or floating security interests of the Company; or

(w)             announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.02        Compliance.

During the period from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, the Company shall use commercially reasonable efforts to ensure that each Group Company will conduct its business in compliance with all applicable Laws in all material respects, and use commercially reasonable efforts to obtain, make and maintain in effect, all consents, approvals, authorizations or permits of, or filings with or notifications to, the relevant Governmental Authority or other person required in respect of the due and proper establishment and operations of such Group Company in accordance with applicable Laws.

Section 5.03        No Control of Other Party’s Business.

Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VI

ADDITIONAL AGREEMENTS

Section 6.01        Proxy Statement and Schedule 13E-3.

(a)               As soon as practicable following the date of this Agreement, but in any event within twenty one (21) days after the date hereof, the Company, with the assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the shareholders of the Company by the Requisite Company Vote including a notice convening the Shareholders’ Meeting in accordance with the Company’s articles of association (such proxy statement and notice, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Proxy Statement and the Schedule 13E-3 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any written comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly notify Parent and Merger Sub and shall provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub that should be set forth in an amendment or supplement to the Proxy Statement and/or the Schedule 13E-3 so that the Proxy Statement and/or the Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate to the shareholders of the Company.

(b)                  Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective officers or directors, should be discovered which should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party discovering such event or circumstance shall promptly inform the other parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided, that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon.

Section 6.02        Company Shareholders’ Meeting.

(a)               The Company shall establish a record date for determining shareholders of the Company entitled to vote at the Shareholders’ Meeting (the “Record Date”) in consultation with Parent and shall not change such Record Date or establish a different record date for the Shareholders’ Meeting without the prior written consent of Parent, unless required to do so by applicable Law; provided that, in the event that the date of the Shareholders’ Meeting as originally called is for any reason adjourned or otherwise delayed, except as required by applicable Laws (as determined in good faith by the Special Committee), the Company agrees that unless Parent shall have otherwise approved in writing, the Company shall implement such adjournment or other delay in such a way that the Company does not establish a new Record Date for the Shareholders’ Meeting, as so adjourned or delayed. As soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 or that it is not reviewing the Schedule 13E-3 but in any event no later than five (5) days after such confirmation, the Company shall (i) mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K), including Shares represented by ADSs, as of the Record Date, and (ii) instruct the Depositary to (A) fix the Record Date as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Subject to Section 6.02(b), without the consent of Parent, the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders’ Meeting.

(b)               As soon as practicable but in any event no later than thirty (30) days after the date of mailing the Proxy Statement, the Company shall hold the Shareholders’ Meeting. Subject to this Section 6.02 and Section 6.04, (i) the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, including the Merger, and shall include such recommendation in the Proxy Statement and (ii) the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, and shall take all other action necessary or advisable to secure the Requisite Company Vote. In the event that subsequent to the date hereof, the Company Board makes a Change in the Company Recommendation or any Superior Proposal is commenced, publicly proposed or disclosed, or otherwise communicated to the Company or any other person, the Company shall nevertheless submit this Agreement, the Plan of Merger and the Transactions, including the Merger, to the holders of the Shares for authorization and approval at the Shareholders’ Meeting in accordance with this Section 6.02, unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders’ Meeting.

(c)               Notwithstanding Section 6.02(b), the Company may, after consultation in good faith with Parent, and the Company shall, upon written request of Parent, adjourn or recommend the adjournment of the Shareholders’ Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholders’ Meeting, (ii) as otherwise required by applicable Law or (iii) if as of the time for which the Shareholders’ Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting. If the Shareholders’ Meeting is adjourned, the Company shall convene and hold the Shareholders’ Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence, provided that, the Company shall not recommend to its shareholders the adjournment of the Shareholders’ Meeting to a date that is less than five (5) Business Days prior to the Termination Date.

(d)               Parent may request that the Company adjourn the Shareholders’ Meeting for up to thirty (30) days with respect to any single adjournment, and ninety (90) days in the aggregate (but in any event no later than five (5) Business Days prior to the Termination Date), (i) if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting or (B) voting in favor of the authorization and approval of this Agreement, the Plan of Merger, and the Transactions, including the Merger, to obtain the Requisite Company Vote or (ii) in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure that is required by applicable Law and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting, in which event the Company shall, in each case, cause the Shareholders’ Meeting to be adjourned in accordance with Parent’s request.

(e)               At the Shareholders’ Meeting, Parent shall vote, or cause to be voted, all of the Shares with respect to which Parent or Merger Sub has, directly or indirectly, voting power in favor of the adoption of this Agreement and approval of the Transactions, including the Merger, and shall cause all such Shares to be represented at the Shareholders’ Meeting for purposes of constituting a quorum the Shareholders’ Meeting.

Section 6.03        Access to Information.

(a)               From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreements, upon reasonable advance notice from Parent, the Company shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources (including potential sources) and other authorized representatives of Parent and such other parties, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing, and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

(b)               Notwithstanding anything to the contrary in Section 6.03(a), nothing in this Agreement shall require the Company or any of its Subsidiaries to provide Parent or any of its Representatives with access to any books, records, documents or other information to the extent that (i) such books, records, documents or other information is subject to any confidentiality agreement with a Third Party (provided that at the request of Parent, the Company shall use its commercially reasonable efforts to obtain a waiver from such Third Party), (ii) the disclosure of such books, records, documents or other information would result in the loss of attorney-client or other legal privilege (unless and only to the extent reasonably remedied by use of common interest agreements or other methods to maintain such privilege), or (iii) the disclosure of such books, records, documents or other information is prohibited by applicable Law.

(c)               All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to the Confidentiality Agreements.

(d)               No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04        No Solicitation of Transactions.

(a)               Until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except pursuant to Section 6.04(b), the Company agrees that neither it nor any of its Subsidiaries will, and that it will cause its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by any Group Company) not to, in each case, directly or indirectly, (i) solicit, initiate, knowingly encourage (including by way of furnishing nonpublic information concerning any Group Company), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or would reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information concerning any Group Company to, any Third Party in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, (iii) agree to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or Contract (other than an Acceptable Confidentiality Agreement) or commitment contemplating or otherwise relating to any Competing Transaction (in each case, other than as permitted pursuant to Section 6.04(c)), or (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement or Takeover Statutes (and the Company shall promptly take all reasonable action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Takeover Statute and to enforce each such confidentiality, standstill and similar agreement). The Company shall notify Parent as promptly as practicable (and in any event within forty-eight (48) hours), orally and in writing, of any proposal or offer, or any inquiry or contact between the Company or its Representatives and any Third Party, regarding a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, (y) the identity of the party making such proposal or offer or inquiry or contact, unless the disclosure of such identity would be prohibited by a confidentiality agreement in effect on the date hereof and (z) whether the Company has any intention to provide confidential information to such person. The Company shall keep Parent informed, on a reasonably current basis (and in any event within forty-eight (48) hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, is reasonably expected to consider any Competing Transaction. The Company shall, and shall cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to, immediately cease and terminate all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction and immediately revoke or withdraw access of any Third Party to any data room containing any nonpublic information concerning any Group Company and request, and use its reasonable efforts to cause, all such Third Parties to promptly return or destroy all such nonpublic information. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party subsequent to the date of this Agreement which prohibits the Company from providing such information to Parent.

(b)               Notwithstanding anything to the contrary in Section 6.04(a), at any time prior to the receipt of the Requisite Company Vote, following the receipt of an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction which was not obtained in violation of this Section 6.04 (other than any immaterial non-compliance that does not adversely affect Parent or Merger Sub), the Company and its Representatives may, with respect to such proposal or offer and acting only under the direction of the Special Committee:

(i)               contact the person who has made such proposal or offer solely to (A) refer to the applicable provisions of this Agreement and/or (B) clarify and understand the terms and conditions thereof to the extent the Special Committee shall have determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal;

(ii)               provide information in response to the request of the person who has made such proposal or offer, if and only if, prior to providing such information, the Company has received from the person so requesting such information an executed Acceptable Confidentiality Agreement, provided that the Company shall concurrently make available to Parent any material information concerning the Company and the Subsidiaries that is provided to any such person and that was not previously made available to Parent or its Representatives; and

(iii)               engage or participate in any discussions or negotiations with the person who has made such proposal or offer;

provided, that prior to taking any actions described in clause (ii) or (iii) above, the Special Committee has (A) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or could reasonably be expected to result in a Superior Proposal, (B) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that, in light of such Superior Proposal, failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law, and (C) provided written notice to Parent at least forty-eight (48) hours prior to taking any such action.

(c)               Except as set forth in Section 6.04(d), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify (or publicly propose to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) fail to make the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company, a Competing Transaction, (D) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d−9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating such Competing Transaction shall not be prohibited or deemed to be a Change in the Company Recommendation) within ten (10) Business Days after commencement thereof, (E) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Transaction, or (F) publicly reaffirm the Company Recommendation following any Competing Transaction having been publicly made, proposed or communicated (and not publicly withdrawn) within ten (10) Business Days after Parent so requests in writing, provided that Parent may not make such request more than one time unless there shall have been an additional public announcement with respect to such Competing Transaction or another Competing Transaction shall have been publicly made, proposed or communicated (and not publicly withdrawn) (any of the foregoing, a “Change in the Company Recommendation”), or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(b) (an “Alternative Acquisition Agreement”).

(d)               Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction which was not withdrawn and which was not obtained in violation of Section 6.04 (other than any immaterial non-compliance that does not adversely affect Parent or Merger Sub) and the Company Board (upon the unanimous recommendation of the Special Committee) or the Special Committee determines, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that such proposal or offer constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law, the Company Board may (and at the direction of the Special Committee, shall), (i) effect a Change in the Company Recommendation with respect to such Superior Proposal, and/or (ii) with respect to such Superior Proposal, authorize the Company to terminate this Agreement in accordance with Section 8.03(c) and enter into an Alternative Acquisition Agreement, but only (A) if the Company shall have complied with the requirements of Section 6.04(a) and Section 6.04(b) with respect to such proposal or offer (other than any immaterial non-compliance that does not adversely affect Parent or Merger Sub); (B) after (1) providing at least five (5) Business Days’ (the “Superior Proposal Notice Period”) written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (and providing any proposed agreements related thereto), identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement in accordance with Section 8.03(c), it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, (2) negotiating with and causing its financial and legal advisors to negotiate with Parent, Merger Sub and their respective Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Financing, so that such Third Party proposal or offer would cease to constitute a Superior Proposal; (C) permitting Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement, the Financing and any adjustments with respect thereto (to the extent Parent desires to make such presentation and such presentation does not require any delay to any scheduled meeting of the Company’s shareholders or of the Company Board or the Special Committee); provided that any material modifications to such Third Party proposal or offer that the Company Board or the Special Committee has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04(d), provided, further, that with respect to the new written notice to Parent, the Superior Proposal Notice Period shall be deemed to be a three (3) Business Day period rather than the five (5) Business Day period first described above; and (D) following the end of such three (3) Business Day period or five (5) Business Day period (as applicable), the Company Board (upon the unanimous recommendation of the Special Committee) or the Special Committee shall have determined, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that taking into account any changes to this Agreement and the Financing proposed by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the proposal or offer with respect to the Competing Transaction giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. None of the Company, the Company Board or any committee of the Company Board shall enter into any Contract with any Third Party to limit or not to give prior notice to Parent of its intention to effect a Change in the Company Recommendation.

(e)               Nothing contained in this Section 6.04 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law, including (A) disclosure of factual information regarding the business, financial condition or results of operations of the Company or (B) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided that any such disclosure pursuant to this clause (B) (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board or the Special Committee, as applicable, has received and is currently evaluating such Competing Transaction) that does not include an express rejection of any applicable Competing Transaction or an express reaffirmation of its recommendation in favor of the Transactions shall be deemed to be a Change in the Company Recommendation, or (ii) making any “stop-look-and-listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(f)                Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not submit to the vote of its shareholders any Competing Transaction or enter into any Alternative Acquisition Agreement or propose to do so.

(g)               The Company shall promptly inform its officers and directors of the obligations applicable to such officers and directors pursuant to this Section 6.04.

Section 6.05        Directors’ and Officers’ Indemnification and Insurance.

(a)               The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries. The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent shall cause such provisions not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(b)               The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”) on terms with respect to coverage and amount no less favorable to the Indemnified Parties than those in effect as of the Effective Time; provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms, conditions, retentions and limits of liability that are no less favorable than those provided under the Company’s current policies; provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (which premiums the Company represents and warrants to be US$376,768 in the aggregate) (the “Maximum Annual Premium”), and if the cost of such insurance policy exceeds such amount, then the Surviving Company shall obtain a policy with the greatest coverage for a cost not exceeding such amount. In lieu of maintaining the directors’ and officers’ liability insurance policies contemplated by this Section 6.05(b), the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company so long as the annual cost of such policy does not exceed the Maximum Annual Premium. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Company under this Section 6.05(b) shall terminate.

(c)               Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Company shall comply, and Parent shall cause the Surviving Company to comply, with all of the Company’s obligations, and each of the Surviving Company and Parent shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (x) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (y) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the CICL or any other applicable Law, provided, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any of its Subsidiaries if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(d)               A person seeking indemnification in accordance with Section 6.05(c) or applicable agreement or document providing for such indemnification shall use commercially reasonable efforts to promptly notify the Surviving Company to prevent the Surviving Company or any of its Subsidiaries from being materially and adversely prejudiced by late notice. Unless (x) otherwise provided in any applicable agreement or document providing for indemnification to the contrary or (y) joint representation is inappropriate due to a conflict of interest between the person seeking indemnification and the Surviving Company (or its applicable Subsidiary) or any other person represented by the counsel that is proposed by the Surviving Company or such Subsidiary to conduct the defense of the person seeking indemnification, (i) the Surviving Company (or a Subsidiary nominated by it) shall have the right to participate in any Action and, at its option, assume the defense of such Action in respect of which indemnification is sought under the applicable agreement or document; (ii) the person seeking indemnification shall have the right to effectively participate in the defense and/or settlement of such Action, including receiving copies of all correspondence and participating in all meetings and teleconferences concerning the Action; and (iii) in the event the Surviving Company (or a Subsidiary nominated by it) assumes the defense of any Action pursuant to this Section 6.05(d), neither the Surviving Company nor any of its Subsidiaries shall be liable to the person seeking indemnification for any fees of counsel subsequently incurred by such person with respect to the same Action.

(e)               In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(f)                The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a Third Party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Company under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(g)               Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy or other agreement that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06        Notification of Certain Matters.

Each of the Company and Parent shall promptly notify the other in writing of:

(a)               any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)               any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)               any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions; and

(d)               a breach of any representation or warranty or failure to perform any covenant or agreement set forth in this Agreement on the part of such party having occurred that would cause the conditions set forth in Section 7.01, Section 7.02 or Section 7.03 not to be satisfied; together, in each case, with a copy of any such notice, communication or Action; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided further, that failure to give prompt notice pursuant to Section 6.06(d) shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure.

Section 6.07        Financing.

(a)               Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Documents, including (i) maintaining in effect the Financing Documents until the Transactions are consummated in accordance with their respective terms, (ii) satisfying, or causing to be satisfied, on a timely basis all conditions to the closing of and funding under the Financing Documents applicable to Parent and/or Merger Sub that are within its control, including paying when due all commitment fees and other fees arising under the Financing Documents as and when they become due and payable thereunder, and (iii) consummating the Financing at or prior to the Effective Time in accordance with the terms of the Financing Documents; provided that Parent and/or Merger Sub may amend or modify the Financing Documents, and/or elect to replace all or any portion of the Debt Financing or increase the amount of debt financing to be obtained with alternative debt financing subject only to such conditions to funding as are substantially similar, or are not less favorable in aggregate, from the standpoint of the Company and its shareholders (other than the holders of Excluded Shares), than the terms and conditions as set forth in the Financing Documents as in effect on the date hereof (the “Alternative Financing”), in each case only so long as (A) the aggregate proceeds of the Financing (as amended or modified) and/or the Alternative Financing, together with the aggregate proceeds of the Equity Financing and an amount of Available Cash that equals or exceeds the Available Cash Amount, will be sufficient for Parent and the Surviving Company to pay (x) the Merger Consideration, and (y) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and (B) such amendment or modification or the Alternative Financing would not prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions. Parent shall deliver to the Company true and complete copies of all Contracts or other arrangements pursuant to which any alternative sources have committed to provide the Alternative Financing (the “Alternative Financing Documents”) (except for customary engagement and fee letters) as promptly as practicable after execution thereof. In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Documents and to the extent is not replaced by the Alternative Financing, Parent shall promptly notify the Company.

(b)               Notwithstanding anything to the contrary contained in this Agreement, nothing contained in Section 6.07(a) shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to pay any fees in excess of, or agree to “market flex” provisions less favorable to Parent, Merger Sub or the Surviving Company (or any of their Affiliates) than, those contemplated by the Debt Commitment Letters and/or, if applicable, the Alternative Financing Documents (in each case, whether to secure waiver of any conditions contained therein or otherwise).

(c)               Subject to the terms and conditions of this Agreement, Parent and Merger Sub agree not to amend, modify or waive any provision of the Financing Documents, if such amendment, modification or waiver reduces (or would reduce) the aggregate amount of the Financing or imposes new or additional conditions or otherwise expands, amends or modifies the conditions to the Financing in a manner that would be expected to prevent or materially delay the ability of the Company, Parent or Merger Sub to consummate the Transactions or otherwise adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Documents. Parent shall give the Company prompt notice (i) upon becoming aware of any breach of any provision of, or termination by any party to, the Financing Documents or (ii) upon the receipt of any written notice from any person with respect to any threatened breach or threatened termination of the Financing Documents.

(d)               The Company agrees to provide, and shall cause each of its Subsidiaries and each of their respective Representatives to provide to Parent and Merger Sub, all reasonable cooperation as may be requested by Parent or its Representatives in connection with the Debt Financing and/or Alternative Financing and the Transactions, including (i) participation in meetings, presentations, due diligence sessions, road shows, sessions with rating agencies and other meetings, including arranging for reasonable direct contact between senior management, representatives and advisors of the Company or its Subsidiaries with Representatives of Parent and any sources or prospective sources of the Debt Financing and/or Alternative Financing, (ii) assisting in the preparation of offering memoranda, private placement memoranda, bank information memoranda, prospectuses, rating agency presentations, other marketing documents and similar documents reasonably requested by Parent or its Representatives in connection with the Debt Financing and/or Alternative Financing (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and/or Alternative Financing and delivery of one or more customary representation letters), (iii) as promptly as practicable, furnishing Parent and any sources or prospective sources of the Debt Financing and/or Alternative Financing with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent or any sources or prospective sources of the Debt Financing and/or Alternative Financing and is reasonably available to the Company (the “Required Information”) and using reasonable best efforts to cause the Company’s independent accountants to provide assistance and cooperation in connection therewith to Parent and any sources or prospective sources of the Debt Financing and/or Alternative Financing, (iv) reasonably cooperating with advisors, consultants and accountants of Parent or any sources or prospective sources of the Debt Financing and/or Alternative Financing with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets or liabilities of the Company or any of its Subsidiaries, including for the purpose of establishing collateral eligibility and values, (v) assisting in the preparation of one or more credit agreements, note purchase agreements, indentures and/or other instruments, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be requested by Parent and otherwise facilitating the pledging of collateral, (vi) (A) to the extent customary and not prohibited by applicable Laws, facilitating the granting of guaranty, security or pledging of collateral and (B) executing and delivering any guaranty, pledge and security documents, commitment letters, certificates and other definitive financing documents (the “Definitive Debt Documents”), provided that any collateral pledged or security granted by the Company or any of its Subsidiaries under, and any obligations of the Company or any of its Subsidiaries under, any Definitive Debt Documents to which it is a party shall be contingent upon the occurrence of the Effective Time, (vii) taking all actions reasonably necessary to (A) permit prospective sources of the Debt Financing and/or Alternative Financing to evaluate the Company’s or any of its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements, provided that the information provided in connection therewith to such prospective sources shall be subject to the terms of the Confidentiality Agreements, and (B) establish bank and other accounts, blocked account agreements and lock box arrangements in connection with the foregoing, including over Available Cash, (viii) furnishing Parent, Merger Sub and their respective Representatives, as well as any prospective sources of the Debt Financing and/or Alternative Financing, promptly (and, provided that Parent shall have requested, in writing, such information from the Company at least fifteen (15) Business Days prior to the Closing, then in any event at least ten (10) Business Days prior to the Closing) with all documentation and other information required with respect to the Debt Financing and/or Alternative Financing under applicable “know your customer” and anti-money laundering rules and regulations, provided that the information provided to such prospective sources shall be subject to the terms of the Confidentiality Agreements, (ix) using reasonable best efforts to obtain any necessary rating agencies’ confirmation or approval of the Debt Financing and/or Alternative Financing, and (x) taking all corporate actions reasonably necessary to permit the consummation of the Debt Financing and/or Alternative Financing, including the execution and delivery of any other certificates, instruments or documents contemplated by the Debt Financing and/or Alternative Financing and reasonably requested by Parent and to permit the proceeds thereof to be made available at Closing to consummate the Transactions. Neither the Company nor any of its Subsidiaries shall be required to (x) pay any commitment or similar fee prior to the Effective Time or (y) commit to taking any action that is not contingent upon the Closing (including entry into any agreement) or would be effective prior to the Effective Time or that would otherwise subject it to actual or potential liability in connection with any Financing. Nothing contained in this Section 6.07(c) or otherwise shall require the Company or any of its Subsidiaries to be an issuer or other obligor with respect to any Financing prior to the Effective Time. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing and/or Alternative Financing.

(e)               Parent shall, upon the termination of this Agreement in accordance with its terms, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries in connection with any cooperation provided pursuant to this Section 6.07 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for and against any and all liabilities, expenses or losses actually suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided in writing by the Company or its Subsidiaries specifically for use in connection therewith), except in the event such liabilities, expenses or losses arose out of or result from the fraud, gross negligence, recklessness or willful misconduct of the Company, its Subsidiaries or any of their respective Representatives. Each of Parent and Merger Sub acknowledges and agrees that the Company and its Subsidiaries and their respective Representatives shall not, prior to the Effective Time, incur any liability to any person under any financing that Parent and Merger Sub may raise in connection with the Transactions.

Section 6.08        Further Action; Reasonable Best Efforts.

(a)               Upon the terms and subject to the conditions of this Agreement, each of the parties hereto and their respective Representatives shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including (A) notifying the other parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Authority in connection with such filings or submissions or otherwise relating to the consummation of the Transactions, (B) obtaining consent (such consent not to be unreasonably withheld, conditioned or delayed) from the other parties promptly before making any substantive communication (whether verbal or written) with any Governmental Authority in connection with such filings or submissions, (C) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority, and (D) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) cooperate with the other parties hereto and, subject to Section 6.08(b) and Section 6.08(c) use its reasonable best efforts, and cause its Subsidiaries to use their respective reasonable best efforts, to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions as soon as reasonably practicable, including taking any and all steps necessary to avoid or eliminate each and every impediment under any applicable Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions and employing such resources as are necessary to obtain the Requisite Regulatory Approvals.

(b)               In furtherance and not in limitation of the covenants of the parties contained herein and subject to Section 6.08(c), if any objections are asserted with respect to the Transactions under any Law or if any suit is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private party challenging any of the Transactions as violating any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the Transactions, which shall include in the case of the Company if (and only if) requested by Parent, the Company’s selling, holding separate or otherwise disposing of or conducting its or any of its Subsidiaries’ business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its or any of its Subsidiaries’ business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting of its business in a manner which would resolve such objections or suits; provided, however, that the Company may expressly condition any such sale, holding separate or other disposal, and any agreement to take any such action or to conduct its or any of its Subsidiaries’ business in any manner, upon the consummation of the Merger and other Transactions.

(c)               Notwithstanding anything herein to the contrary, none of Parent, Merger Sub or any of their respective Affiliates or Representatives shall be required to take or refrain from taking, or to agree to it, its Affiliates or any Group Company taking or refraining from taking, any action, or to permitting or suffering to exist any restriction, condition, limitation or requirement which, individually or together with all other such actions, restrictions, conditions, limitations or requirements would (i) materially and adversely affect the interest of Parent, Merger Sub or any of their respective Affiliates or Representatives in the Transaction, (ii) require Parent, Merger Sub or any of their respective Affiliates or Representatives to commit to or effect, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divesture or disposition of such of its or any of its Affiliates’ or portfolio companies’ assets, properties or businesses, or accept any prohibition or limitation on the ownership or operation of, or any arrangement that would apply to, any of its or any of its Affiliates’ or portfolio companies’ assets, properties or businesses, or (iii) require any Sponsor or its Affiliates to agree to any material modification to the governance or similar rights of the Sponsors or their Affiliates agreed by the Founder and the Sponsors or their Affiliates with respect to the Company and its Affiliates following the Closing.

(d)               Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Authority in connection with the Transactions.

(e)               The Company shall use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, at or prior to the Closing all things within its control which are reasonably necessary, proper or advisable and which are reasonably requested by Parent to facilitate the continuing operations of the business of the Group Companies from and after the Closing, including using its commercially reasonable efforts to provide operational data, provide bank account information of the Group Companies, locate the corporate chops and finance stamps of the Group Companies incorporated in the PRC and procure the satisfaction of the closing conditions set forth in Section 7.02; provided that any information provided pursuant to this Section 6.08(e) shall be subject to the terms of the Confidentiality Agreements; provided further that any agreement, payment or obligation of, or to be made by, the Company or any of its Subsidiaries as requested by Parent pursuant to this Section 6.08(e) shall be contingent upon the occurrence of the Effective Time.

Section 6.09        Obligations of Merger Sub.

Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.10      Participation in Litigation.

Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to the knowledge of the Company on the one hand and the knowledge of Parent on the other hand, threatened against such party or its directors which relate to this Agreement and the Transactions. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.11        Resignations.

To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent.

Section 6.12        Public Announcements.

The press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. At any time prior to termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of the NYSE, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to obtaining the consent (not to be unreasonably withheld) of such other party. Notwithstanding the foregoing, the restrictions set forth in this Section 6.12 shall not apply to any release or announcement made or proposed to be made by the Company in connection with a Change in the Company Recommendation made in compliance with this Agreement.

Section 6.13        Stock Exchange Delisting.

The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting of the Shares and ADSs from the NYSE and the deregistration of the Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.14        Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties hereto shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 6.15        SAFE Registration.

The Company shall as soon as practicable after the date hereof, (a) use its commercially reasonable efforts to assist in the preparation of applications to SAFE by shareholders of the Company who are PRC residents for the registration of their respective holdings of Shares (whether directly or indirectly) in accordance with the requirements of applicable SAFE rules, including by promptly providing such shareholders with such information relating to the Group Companies as is required for such application, and (b) cause its PRC Subsidiaries (to the extent applicable) to comply with the requirements of such SAFE rules.

Section 6.16        No Amendment to Parent Group Contracts.

Without the Company’s prior written consent, Parent and Merger Sub shall not, and shall cause the members of the Parent Group not to, enter into any Contract or amend, modify, withdraw or terminate any Parent Group Contract or waive any rights thereunder in a manner that would (i) result, directly or indirectly, in any of the Rollover Shares ceasing to be treated as Excluded Shares or change the number of Rollover Shares of the Founder Parties, in each case, other than as provided in the Support Agreement, (ii) individually or in the aggregate, prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other Transactions or (iii) prevent or materially impair the ability of any management member or director of the Company, with respect to any Superior Proposal, taking any of the actions described in Section 6.04 to the extent such actions are permitted to be taken by the Company thereunder; provided that in no event shall any of Parent or any other member of the Parent Group amend or modify the Support Agreement or the Equity Commitment Letters in any manner that is adverse to the rights of the Company to enforce certain terms thereof as a third party beneficiary without the Special Committee’s prior written consent. Within two (2) Business Days after the execution thereof, Parent and Merger Sub shall provide the Company with a copy of any Contract (other than any Contract entered into by and between any Supporting Shareholder or Sponsor or any Affiliate thereof, on the one hand, and any other Affiliate of such Supporting Shareholder or Sponsor, any limited partner or co-investor of any Affiliate of such Supporting Shareholder or Sponsor, or any affiliated investment fund or investment vehicle that is advised, managed or sponsored by the investment or fund manager of such Supporting Shareholder or Sponsor or any Affiliate thereof (or any general partner, limited partner or officer thereof), on the other hand) (each an “Applicable Contract”) relating to the Transactions that is entered into after the date hereof and to which any member of the Parent Group is a party. Parent shall promptly notify the Company in writing if Parent or any of the members of the Parent Group modify any Applicable Contract pursuant to which any management members, directors or shareholders of the Company, or any of their respective Affiliates, receives any consideration or other economic value from any person in connection with the Transaction that is not provided or expressly contemplated in the Parent Group Contracts as of the date hereof, including any carried interest, share option, share appreciation right or other forms of equity or quasi-equity right. Parent and Merger Sub agree that any action by any member of the Parent Group who is not a party to this Agreement that would constitute a breach of this Section 6.16 if such member of the Parent Group were a party to this Agreement for the purposes of this Section 6.16 shall be deemed to be a breach of this Section 6.16.

Article VII

CONDITIONS TO THE MERGER

Section 7.01        Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions at or prior to the Closing Date:

(a)               Shareholder Approval. This Agreement, the Plan of Merger and the Transactions, including the Merger, shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b)               No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”), whether temporary, preliminary or permanent, which is then in effect, that has or would have the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions.

Section 7.02        Additional Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Closing Date:

(a)               Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.03(a), the first sentence of Section 3.03(b), Section 3.04(a), Section 3.04(b), Section 3.22 and Section 3.23, the representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality,” “Company Material Adverse Effect” or any similar standard or qualification set forth therein) shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct do not constitute a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 3.04(a), Section 3.04(b), Section 3.22 and Section 3.23 shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), and (iii) the representations and warranties set forth in Section 3.03(a) and the first sentence of Section 3.03(b) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(b)               Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)               Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a), Section 7.02(b) and Section 7.02(e).

(d)               Available Cash. The aggregate amount of Available Cash on Closing shall equal to or exceed the Onshore Available Cash Amount and Offshore Available Cash Amount respectively, and the Company shall have delivered to Parent written evidence thereof in form and substance reasonably satisfactory to Parent prior to the Closing Date in accordance with the requirements under the Definitive Debt Documents.

(e)               No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

Section 7.03        Additional Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Closing Date:

(a)               Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or similar standard or qualification set forth therein) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions.

(b)               Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)               Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04        Frustration of Closing Conditions.

Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

Article VIII

TERMINATION

Section 8.01        Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (or in the case of the Company, acting upon the unanimous recommendation of the Special Committee).

Section 8.02        Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (acting upon the unanimous recommendation of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)               the Effective Time shall not have occurred on or before December 15, 2020 (the “Termination Date”); or

(b)               any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order, or taken any other final and non-appealable action, which has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; or

(c)               the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment thereof;

provided, that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement (or, in the case of termination by Parent, the failure of any of the Supporting Shareholders to fulfill any of their respective obligations under the Support Agreement) has been a material cause of, or resulted in, the failure of the applicable condition(s) being satisfied.

Section 8.03        Termination by the Company.

This Agreement may be terminated by the Company (acting upon the unanimous recommendation of the Special Committee) at any time prior to the Effective Time, if:

(a)               a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date, and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, within thirty (30) days following receipt of written notice of such breach from the Company (or, if the Termination Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Termination Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in breach of any representations, warranties, agreements or covenants of the Company hereunder that would give rise to the failure of a condition set forth in Section 7.02;

(b)               (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth Section 7.03 have been satisfied (or that the Company is willing to waive any unsatisfied conditions in Section 7.03) and that it is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub fail to complete the Closing within five (5) Business Days following the later of (x) date on which the Closing should have occurred pursuant to Section 1.02 and (y) the date on which the foregoing notice is delivered to Parent; or

(c)               prior to the receipt of the Requisite Company Vote, (i) the Company Board (acting upon unanimous recommendation of the Special Committee) or the Special Committee (acting upon unanimous vote and to the extent it is within the authority of the Special Committee) shall have authorized the Company to terminate this Agreement and enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 6.04(d) and (ii) the Company concurrently with the termination of this Agreement enters into the Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has (A) complied with the requirements of Section 6.04 with respect to such Superior Proposal and/or Alternative Acquisition Agreement and (B) complied with Section 8.06 and pays in full the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.03(c), and any purported termination pursuant to this Section 8.03(c) shall be void and of no force or effect if the Company shall not have paid, or does not concurrently pay, the Company Termination Fee in full in accordance with this Section 8.03(c) and Section 8.06.

Section 8.04        Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a)               a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.02 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty (30) days following receipt of written notice of such breach from Parent or Merger Sub, as applicable (or, if the Termination Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Termination Date); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in breach of any representations, warranties or covenants of Parent or Merger Sub hereunder that would give rise to the failure of a condition set forth in Section 7.03; or

(b)               the Company Board or any committee thereof shall have effected a Change in the Company Recommendation.

Section 8.05        Effect of Termination.

In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representative of such party); provided that the terms of Section 6.03(c), Section 6.07(e), Section 6.12, Articles VIII and IX shall survive any termination of this Agreement.

Section 8.06        Termination Fee and Expenses.

(a)               In the event that:

(i)               (A) a bona fide proposal or offer with respect to a Competing Transaction shall have been publicly made, proposed or communicated (and not publicly withdrawn), after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c), and (C) within 12 months after the termination of this Agreement, the Company or any of its Subsidiaries consummates, or enters into a definitive agreement in connection with, any Competing Transaction by a Third Party (in each case whether or not the Competing Transaction was the same Competing Transaction referred to in clause (A)) (provided that for purposes of this Section 8.06(a), all references to “15%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”);

(ii)               this Agreement is terminated by Parent pursuant to Section 8.04; or

(iii)               this Agreement is terminated by the Company pursuant to Section 8.03(c),

then the Company shall pay, or cause to be paid, to Parent or its designees an amount equal to US$126,400,000 (the “Company Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event (x) within five (5) Business Days after such termination in the case of a termination referred to in clause (ii) above, (y) concurrently with or prior to the entry by the Company into the definitive agreement in connection with a Competing Transaction and as a condition of the consummation by the Company of a Competing Transaction in the case of a termination referred to in clause (i) above, or (z) prior to or concurrently with the termination of this Agreement in case of a termination pursuant to clause (iii) above); it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b)               Parent will pay, or cause to be paid, to the Company an amount equal to US$252,800,000 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b), such payment to be made as promptly as possible (but in any event within five (5) Business Days following such termination by wire transfer of same day funds); it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c)               In the event that the Company shall terminate this Agreement pursuant to Section 8.03(a) or Section 8.03(b), then in addition to Parent Termination Fee pursuant to Section 8.06(b), Parent shall pay, or caused to be paid, to the Company by wire transfer of same day funds, as promptly as possible (but in any event within five (5) Business Days) following the delivery by the Company of an invoice therefor, all Expenses incurred by the Company and its Affiliates in connection with the Transactions up to a maximum amount equal to US$4,000,000.

(d)               In the event that (i) this Agreement is terminated by Parent pursuant to Section 8.04, or (ii) this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c) and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting) the Company Board effected a Change in the Company Recommendation, then in any such event, in addition to any Company Termination Fee that may be payable pursuant to Section 8.06(a), the Company shall pay Parent or its designees by wire transfer of same day funds, as promptly as possible (but in any event within five (5) Business Days) following the delivery by Parent of an invoice therefor, all Expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the Transactions, including the Financing, up to a maximum amount equal to US$4,000,000.

(e)               Except as otherwise expressly set forth in Section 8.06(c) and Section 8.06(d), all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

(f)                In the event that the Company fails to pay the Company Termination Fee or any Expenses, or Parent fails to pay the Parent Termination Fee or any Expenses, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee or Expenses, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee or Expenses, as the case may be, became due, at the prime rate as published in the Wall Street Journal Table of Money Rates on such date plus 2.00% or a lesser rate that is the maximum permitted by applicable Law. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(g)               Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(h)               (i)      Subject to Section 9.08, the Equity Commitment Letters, the Debt Commitment Letters and the Guarantees, in the event that Parent or Merger Sub fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b), the Expenses under Section 8.06(c) and costs and expenses under Section 8.06(f) and the guarantee of such obligations pursuant to the Guarantees (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group against (A) Parent, Merger Sub, the Guarantors, the Supporting Shareholders, the Founder and the Founder Holdco and the Sponsors, (B) the former, current and future direct or indirect holders of any equity, general or limited partnership or liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, shareholders, stockholders, successors or assignees of Parent, Merger Sub, the Founder Holdco or any Guarantor, Supporting Shareholder or Sponsor, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or any Guarantor or Sponsor, or (D) any former, current or future direct or indirect holders any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, shareholders, stockholders, successors or assignees of any of the foregoing (clauses (A) through (D) of this Section 8.06(h), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters, the Support Agreement, the Rollover Agreement, the Guarantees and the Debt Commitment Letters) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b), the Expenses under Section 8.06(c) and the costs and expenses pursuant to Section 8.06(f), and in no event shall any Group Company, the direct or indirect shareholders of the Company or any other Group Company, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing, (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters, the Support Agreement, the Rollover Agreement, the Guarantees and the Debt Commitment Letters), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b), Section 8.06(c) and Section 8.06(d), or the Guarantors to the extent provided in the relevant Guarantee.

(ii)            Subject to Section 9.08, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.06(a), the Expenses under Section 8.06(d) and costs and expenses under Section 8.06(f), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Rollover Shareholder or member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform (whether willfully, intentionally, unintentionally or otherwise) hereunder or other failure of the Merger to be consummated. Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 8.06(a), the Expenses under Section 8.06(d) and the costs and expenses under Section 8.06(f), and in no event shall any of Parent, Merger Sub, any Rollover Shareholder or any Rollover Shareholder or other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a), Section 8.06(d) and Section 8.06(f).

(iii)            Notwithstanding anything to the contrary in this Agreement, the Financing Documents, the Guarantees, the Support Agreement or any other document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder (collectively, the “Transaction Documents”), but subject to Section 9.08, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, of the Parent Group collectively (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance) (A) under this Agreement or any other Transaction Document, (B) in connection with the failure of the Merger (including the Financing) or the other transactions contemplated hereunder or under the Transaction Documents to be consummated or (C) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document, will not exceed under any circumstances an amount equal to (i) the Parent Termination Fee, if any, due and owing to the Company pursuant to Section 8.06(b), plus (ii) the Expenses, if any, due and owing to the Company pursuant to Section 8.06(c), plus (iii) the amounts, if any, due and owing under Section 8.06(f), plus (iv) the out-of-pockets cost and other payments, if any, due and owing under Section 6.07(e).

Article IX

GENERAL PROVISIONS

Section 9.01        Non-Survival of Representations, Warranties and Agreements.

The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Article I and Article II, Section 6.06, Article VIII and this Article IX.

Section 9.02        Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or e-mail, or by international overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

(a)          if to Parent or Merger Sub:

Building 105, 10 Jiuxianqiao North Road Jia
Chaoyang District, Beijing 100015
People’s Republic of China
Attention: Mr. Jinbo Yao

with copies to:

Wilson Sonsini Goodrich & Rosati
Suite 1509, 15/F Jardine House
1 Connaught Place Central
Hong Kong
Attention: Weiheng Chen, Esq.
                     Jie Zhu, Esq.
Facsimile: +852 3972 4999
E-mail: wchen@wsgr.com; jizhu@wsgr.com

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas,
New York, NY 10019
Attention: Matthew W. Abbott
                    Neil Goldman
                    Judie Ng Shortell
Facsimile: +1 (212) 757 3990
E-mail: mabbott@paulweiss.com; ngoldman@paulweiss.com;
             jngshortell@paulweiss.com

Kirkland & Ellis LLP
26th Floor, Gloucester Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Attention: Daniel Dusek
                     Xiaoxi Lin
Facsimile: +852 3761 3301
E-mail: daniel.dusek@kirkland.com; xiaoxi.lin@kirkland.com

Weil, Gotshal & Manges LLP
29/F, Alexandra House
18 Chater Road, Central
Hong Kong
Attention: Tim Gardner, Esq.
                     William Welty, Esq.

Facsimile: +852 3015 9354

E-mail: tim.gardner@weil.com; william.welty@weil.com

(b)         if to the Company:

Building 105, 10 JiuXianQiao North Road Jia
Chaoyang District, Beijing 100015
People’s Republic of China

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central, Hong Kong
Attention: Z. Julie Gao, Esq.
                     Peter X. Huang, Esq.

Facsimile: +852 3910 4863

                    +86 (10) 6535 5699

E-mail: julie.gao@skadden.com; peter.huang@skadden.com

(c)          if to the Special Committee, addressed to it care of the Company, with a copy (which shall not constitute notice) to:

Fenwick & West LLP

801 California Street

Mountain View, California 94041

United States of America

Attention: Gordon K. Davidson, Esq.
                     David K. Michaels, Esq.
                     Ken S. Myers, Esq.

Facsimile: +1 (650) 938-5200

E-mail: gdavidson@fenwick.com; dmichaels@fenwick.com;
                              kmyers@fenwick.com

Section 9.03        Certain Definitions.

(a)               For purposes of this Agreement:

“2010 Option Plan” means the 2010 Employee Stock Option Plan adopted in March 2010, effective as of July 6, 2011 and all amendments and modifications thereto.

“2013 Share Incentive Plan” means the 2013 Share Incentive Plan adopted by the Company in September 2013 and all amendments and modifications thereto.

“58 VIE Entity” means Beijing 58 Information Technology Co., Ltd. (北京五八信息技术有限公司), a limited liability company established under the Laws of the PRC.

“58 WFOE” means Beijing Chengshi Wanglin Information Technology Co., Ltd. (北京城市网邻信息技术有限公司), a limited liability company established under the Laws of the PRC.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements; provided that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person; provided, that, for the purpose of this Agreement, Affiliates of Parent or Merger Sub shall not include the Founder, the Sponsors and their respective Affiliates; provided further, that, for the purpose of this Agreement, none of the Founder, the Founder Holdco or Internet Opportunity Fund LP shall be deemed an Affiliate of the Company or any of its Subsidiaries.

“Anticorruption Law” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, government employee or commercial entity to obtain or retain business or a business advantage such as, without limitation, the PRC Criminal Law, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010, each as amended from time to time, and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Available Cash” means cash of the Company and its Subsidiaries on a consolidated basis, net of issued but uncleared checks and drafts, in each case available free of any Lien on the Closing Date.

“Available Cash Amount” means the Onshore Available Cash Amount and Offshore Available Cash Amount.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, Hong Kong, the Cayman Islands or Beijing, PRC.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by Parent and Merger Sub on the date hereof.

“Company Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer of such Group Company, other than any employment Contract or compensatory agreement with a current or former employee, director or officer which is not maintained for the benefit of any group or class of employees.

“Company IT Assets” means all Software, systems, servers, computers, hardware, firmware, middleware, networks, data, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation owned by or licensed, pursuant to valid and enforceable license agreements, to the Company and its Subsidiaries.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions, occurrences and effects (including any change in applicable Law or the interpretation or enforcement thereof or other regulatory change that affects the Company or any of its Subsidiaries), is or would reasonably be expected to (a) have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole or (b) prevent or materially delay the consummation by the Company of the Merger; provided, however, that the determination of whether a Company Material Adverse Effect shall have occurred under clause (a) above shall not take into account any fact, event, circumstance, change, condition, occurrence or effect occurring after the date hereof following or resulting from (i) geopolitical conditions, any outbreak or escalation of war or major hostilities or any act of sabotage or terrorism or natural or man-made disasters or epidemic- or pandemic-induced public health crises (including, for the avoidance of doubt, as a result of the COVID-19 virus) or other force majeure events, (ii) changes in Laws, GAAP or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date of this Agreement, (iii) changes or conditions that generally affect the industry and market in which the Company and its Subsidiaries operate, including changes in interest rates or foreign exchange rates, (iv) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, (v) the announcement, pendency or consummation of the Transactions or identity of Parent, its Affiliates or the Sponsors, (vi) any action taken (or omitted to be taken) by the Company or any of its Subsidiaries at the written request, or with the written consent, of Parent or expressly required by this Agreement, (vii) any suit, claim, request for indemnification or proceeding brought by any current or former shareholder of the Company (on their own behalf or on behalf of the Company) for breach of fiduciary duties, violation of securities Laws or otherwise in connection with this Agreement or the Transactions, (viii) any failure, in and of itself, of the Company and its Subsidiaries to meet any internal or published projections, estimates, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics or predictions or changes in the market price or trading volume of the securities of such person or the credit rating of such person (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), or (ix) any matters set forth in the Company Disclosure Schedule or in the Company SEC Reports filed prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding disclosures in the Company SEC Reports contained in the “Risk Factors” and “Forward Looking Statements” sections to the extent they are general, nonspecific, forward-looking or cautionary in nature, in each case, other than specific factual information contained therein); except, in the case of clause (i), (ii), (iii) or (iv), to the extent having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operates (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Option” means each option to purchase Shares granted under the Company Share Plans on or prior to the Closing Date whether or not such option has become vested on or prior to the Closing Date in accordance with the terms thereof.

“Company Real Property” means Owned Real Property and Leased Real Property.

“Company RSU” means each restricted share unit or other right to acquire Shares granted under the Company Share Plans on or prior to the Closing Date, the restrictions over which have not lapsed on or prior to the Closing Date in accordance with the terms thereof.

“Company Share Plans” means the 2010 Option Plan and the 2013 Share Incentive Plan collectively, each as amended and restated.

“Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or to which 15% or more of the total revenue or net income of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 15% or more of the total revenue, net income or assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of Equity Securities of the Company, or securities convertible into or exchangeable for 15% or more of any class of Equity Securities of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of Equity Securities of the Company; or (v) any combination of the foregoing.

“Confidentiality Agreements” means the confidentiality agreements between the Company and each Sponsor or its Affiliate, as amended and restated from time to time.

“Contract” means any legally enforceable note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Control Documents” means (a) with respect to 58 VIE Entity, a series of agreements and documents (each as amended and restated) entered into from time to time, which enable the Company to exclusively control, and consolidate in its financial statements the results of, 58 VIE Entity and its Subsidiaries, including (i) the Exclusive Business Cooperation Agreements (经修订和重述的独家业务合作协议), as amended and restated, entered into by and between 58 WFOE and 58 VIE Entity dated October 10, 2011, (ii) the Amended and Restated Exclusive Option Agreement (独家购买权合同) entered into by and among 58 WFOE, 58 VIE Entity and each of the shareholders of 58 VIE Entity dated April 30, 2018 and June 28, 2013 respectively, (iii) the Equity Interest Pledge Agreements (股权质押合同), as amended and restated, entered into by and among 58 WFOE, 58 VIE Entity and each of the shareholders of 58 VIE Entity dated April 30, 2018 and June 28, 2013 respectively, (iv) the Power of Attorney (授权委托书) issued by each of the shareholders of 58 VIE Entity dated April 30, 2018 and June 28, 2013 respectively, and (v) Loan Agreements (借款协议) entered into by and among 58 WFOE and each of the individual shareholders of 58 VIE Entity dated April 30, 2018 and June 1, 2013 respectively; and (b) with respect to Zhuan VIE Entity, a series of agreements and documents (each as amended and restated) entered into from time to time, which enable Zhuan Zhuan Holding to exclusively control, and consolidate in its financial statements the results of, Zhuan VIE Entity and its Subsidiaries, including (i) the Exclusive Business Cooperation Agreement (独家业务合作协议) entered into by and between Zhuan WFOE and Zhuan VIE Entity dates June 22, 2017, (ii) the Exclusive Option Agreement (独家购买权合同) entered into by and among Zhuan WFOE, Zhuan VIE Entity and the shareholders of Zhuan VIE Entity dated February 11, 2018, (iii) the Equity Interest Pledge Agreement (股权质押合同) entered into by and among Zhuan WFOE, Zhuan VIE Entity and the shareholders of Zhuan VIE Entity dated February 11, 2018, and (iv) the Power of Attorney (授权委托书) issued by each shareholder of Zhuan VIE Entity dated February 11, 2018.

“Controlled Entities” means the VIE Entities and their respective Subsidiaries.

“Environmental Laws” means any applicable PRC national, provincial or local Law, U.S. federal, state or local Law or applicable Laws of any other jurisdiction, relating to (a) pollution, (b) the protection of human health and safety (including workplace health and safety) or the environment, including the storage, use, transport or disposal of solid and hazardous waste, discharges of substances to surface water or groundwater, air emissions, recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources, and (c) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Equity Investee” means an entity, other than a Company Subsidiary, in which a Group Company owns or otherwise holds any equity interest, the fair value of which, or the amount of equity investment made or consideration paid by such Group Company for which, is more than US$50,000,000.

“Equity Securities” means any share, capital stock, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

“Excluded Shares” means, collectively, (i) the Rollover Shares; (ii) Shares (including Shares represented by ADSs) held by Parent, the Company or any of their Subsidiaries; and (iii) any Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Company Share Plans.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Expenses” means, with respect to any party hereto, all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to such party and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approval, the filing of any required notices under applicable Laws (including those related to Requisite Regulatory Approvals) and all other matters related to the closing of the Transactions.

“Founder” means Mr. Jinbo Yao, a Chinese citizen.

“Founder Holdco” means Nihao China Corporation, a company incorporated under the Laws of the British Virgin Islands.

“Founder Parties” means the Founder and the Founder Holdco collectively.

“Government Official” means (a) any official, officer, employee or representative of, or other individual acting for or on behalf of, any Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise), or any public international organization (as defined in the U.S. Foreign Corrupt Practices Act), (b) any political party or party official or candidate for political office or (c) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any person described in the foregoing clause (a) or (b) of this definition.

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any materials, chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, including (a) those listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil, (b) those that can cause harm to living organisms, human welfare, or the environment, (c) those whose presence, handling, or management requires registration, authorization, investigation or remediation under Environmental Laws and (d) any petroleum product or by product, asbestos containing material, polychlorinated biphenyl, radioactive material, lead, pesticides, natural gas and nuclear fuel.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Insolvent” means, with respect to any person (a) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total Indebtedness, (b) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (c) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (d) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means all rights, anywhere in the world, in or to: (a) patents, patent applications (and any patents that issue from those patent application), certificates of invention, substitutions relating to any of the patents and patent applications, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, industrial designs, community designs and other designs, and any other governmental grant for the protection of inventions or designs; (b) Trademarks; (c) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto, whether or not registered; (d) confidential and proprietary information, including trade secrets, know-how and invention rights; (e) rights of privacy and publicity; (f) registrations, applications, renewals, reissues, reexaminations, continuations, continuations-in-part, divisions, extensions, and foreign counterparts for any of the foregoing in clauses (a)-(e); and (g) any and all other intellectual property or proprietary rights.

“Interim Investors Agreement” means the interim investors agreement by and among the Founder, Sponsors, Parent and Merger Sub dated as of the date hereof.

“IT Assets” means any and all computers, Software, hardware, systems, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment, and all associated documentation.

“knowledge” means, with respect to the Company, the actual knowledge of the individuals listed in Section 9.03(a) of the Company Disclosure Schedule, and with respect to any other party hereto, the actual knowledge of any director or executive officer of such party.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company that are material to the business of the Group Company taken as a whole.

“Leasehold Improvements” means all buildings, structures, improvements and fixtures located on any Leased Real Property which are owned by any Group Company, regardless of whether title to such buildings, structures, improvements or fixtures are subject to reversion to the landlord or other Third Party upon the expiration or termination of the Lease for such Leased Real Property.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any right of first refusal, right of first offer, call option, and any other restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Offshore Available Cash Amount” means Available Cash in an aggregate amount not less than US$500,000,000 that shall be available in one or more US$ denominated bank accounts of the Company or its Subsidiaries opened and maintained with account banks outside of the PRC and readily available for deposit in accordance with Section 2.04(a).

“Onshore Available Cash Amount” means Available Cash in aggregate amount not less than RMB Equivalent of US$1,100,000,000 that shall be available in one or more RMB denominated bank accounts of the Company or its Subsidiaries opened and maintained with account banks in the PRC as specified in the Definitive Debt Documents.

“Owned Real Property” means all real property and interests in real property, land use rights together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company.

“Permitted Encumbrances” means, (a) real estate Taxes, assessments and other governmental levies, fees or charges imposed with respect to such real property which are not due and payable as of the Closing Date, or which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business for amounts which are not due and payable and which shall be paid in full and released at Closing, (c) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon,(d) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon, (e) non-exclusive licenses of Intellectual Property granted by the Company or any Company Subsidiary to its customers in the ordinary course of business consistent with past practice, (f) Liens imposed by applicable Law, and (g) any other Liens that have been incurred or suffered in the ordinary course of business and that would not reasonably be expected to have a Company Material Adverse Effect.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Data” means: (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, credit card number, biometric identifier, or any other data that alone or in combination with other data held by the Company or any of its Subsidiaries allows identification of a natural person, and (ii) any other data defined as “personal data,” “personally identifiable information,” “nonpublic personal information,” “customer proprietary network information,” “individually identifiable health information,” “protected health information,” or “personal information” under any Law.

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“PRC Anti-Monopoly Law” means the Anti-Monopoly Law of the PRC enacted on August 1, 2008, and the regulations promulgated thereunder.

“Privacy Law” means any Law to the Company or any of its Subsidiaries governing privacy, data protection, or data security with respect to the Processing of Personal Data by the Company or any of its Subsidiaries.

“Privacy Policy” means each published privacy policy, privacy notice, or privacy statement of the Company or any of its Subsidiaries relating to the Company’s or any of its Subsidiaries’ Processing of Personal Data.

“Processing” or “Processed” means, with respect to any Personal Data, any operation or set of operations performed thereon, whether or not by automated means, including adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, and retrieval, storage, structuring, transmission, and use.

“Prohibited Person” means any person that is (a) a national or resident of any U.S. embargoed or restricted country, (b) included on, or affiliated with any person on, the United States Commerce Department’s Denied Parties List, Entities and Unverified Lists; the U.S. Department of Treasury’s Specially Designated Nationals, Specially Designated Narcotics Traffickers or Specially Designated Terrorists, or the Annex to Executive Order No. 13224; the Department of State’s Debarred List; UN Sanctions, or (c) a person with whom business transactions, including exports and re-exports, are restricted by a U.S. Governmental Authority, including, in each clause above, any updates or revisions to the foregoing and any newly published rules.

“RMB” means Renminbi (Chinese yuan), the lawful currency of the PRC.

“RMB Equivalent” means currency conversion of US$ into RMB at a rate of exchange to be agreed in the Definitive Debt Document by reference to the seven-days’ forward rate of exchange for purchasing US$ with RMB as displayed on page “OTC CNH outright” of the Bloomberg screen or page CNYFWDVIEWIDX01 of the Thomas Reuters screen and notified to the Company at least thirty (30) days prior to the Closing Date.

“Rollover Shareholders” means, collectively, the Founder, the Founder Holdco, Tencent and General Atlantic Singapore 58 Pte. Ltd.; provided that if General Atlantic Singapore 58 Pte. Ltd. elects not to roll over any of its Shares in accordance with the terms of the Support Agreement, General Atlantic Singapore 58 Pte. Ltd. shall not be deemed to be a “Rollover Shareholder” from and after the date of such election.

“Rollover Shares” means (i) Shares (including Shares represented by ADSs) held by the Rollover Shareholders as of the date hereof as set forth in Schedule A attached hereto and (ii) any Shares (including Shares represented by ADSs) that the Rollover Shareholders (other than General Atlantic Singapore 58 Pte. Ltd. or Tencent) may acquire following the date hereof and prior to the Effective Time by means of purchase, dividend or distribution, or issuance upon the exercise of any Company Options or warrants, the conversion of any convertible securities, the vesting of any Company RSUs or otherwise, in each case of (i) and (ii), subject to adjustment in accordance with the terms of the Support Agreement.

“SAFE Circular 37” means the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment and Financing and Reverse Investment Activities of Domestic Residents Conducted via Special Purpose Vehicles issued by SAFE on July 14, 2014, which became effective as of July 14, 2014, or any successor rule or regulation under PRC Law.

“SAFE Circular 7” means the Notice on Issues Relating to the Administration of Foreign Exchange for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company issued by SAFE on February 15, 2012, which became effective as of February 15, 2012, or any successor rule or regulation under PRC Law.

“SAFE Circular 75” means the Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles issued by SAFE on October 21, 2005, which became effective as of November 1, 2005 and replaced by SAFE Circular 37 on July 14, 2014.

“SAFE Circular 78” means the Operation Rules on the Foreign Exchange Administration on the Participation by Domestic Individuals in the Employee Stock Ownership Plans, Stock Option Plans of Offshore Listed Companies issued by SAFE on March 28, 2007, which became effective as of March 28, 2007 and replaced by SAFE Circular 7 on February 15, 2012.

“SAFE Rules and Regulations” means the SAFE Circular 37, SAFE Circular 7, SAFE Circular 75, SAFE Circular 78 and any other applicable rules, regulations, guidelines and reporting and registration requirements issued by SAFE.

“Shareholders’ Meeting” means a general meeting of the Company’s shareholders (including any adjournments thereof) to be held to consider the authorization and approval of, and to authorize and approve, this Agreement, the Plan of Merger and the Transactions, including the Merger.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing provident fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

“Software” means all (a) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, and firmware, operating systems and specifications, (b) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (c) development and design tools, library functions and compilers, (d) technology supporting websites, and the contents and audiovisual displays of websites, and (e) media, documentation and other works of authorship, including user manuals, training materials, descriptions, flow charts and other work products relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Special Committee” means a committee of the Company Board consisting of members of the Company Board that are not affiliated with Parent or Merger Sub and are not members of the management of the Company.

“Sponsors” means Polarite Gem Holdings Group Ltd, General Atlantic Singapore 58TP Pte. Ltd., Ocean Magical Site Limited and Internet Opportunity Fund LP.

“Subsidiary” means, with respect to any party, any person (a) of which such party or any other Subsidiary of such party is a general or managing partner, (b) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, (c) of which at least a majority of the economic interests is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, including interests held through a variable-interest-entity structure or other similar contractual arrangements, or (d) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with GAAP. For the purpose of this Agreement, the Company’s Subsidiaries shall not include (i) Subsidiaries not engaging in actual business activities or holding other Subsidiaries that engage in actual business activities or (ii) 58 Daojia Inc. or any of its Subsidiaries.

“Superior Proposal” means a bona fide written proposal or offer with respect to a Competing Transaction, which was not obtained in violation of Section 6.04, that would result in any person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis), or more than 50% of the total voting power of the Equity Securities, of the Company that the Company Board (with the approval of the Special Committee) or the Special Committee has determined in its good faith judgment (after consultation with its financial advisor and outside legal counsel) (a) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), and (b) would, if consummated, result in a transaction more favorable to the Company’s shareholders (other than the Rollover Shareholders) solely from a financial point of view than the Transactions (including the effect of any termination fee or provision relating to the reimbursement of expenses) provided that no offer or proposal shall be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such offer or proposal is not fully committed or if the receipt of any such financing is a condition to the consummation of such transaction, or if the Company’s recourse in the event such transaction is not consummated because of the failure to obtain financing is less favorable to the Company in any material respect than the Company’s recourse in such an event hereunder.

“Systems” means all information technology networks, systems, devices and other equipment owned or otherwise within the possession or control of the Company and its Subsidiaries.

“Tax Return” means any return, declaration, statement, report estimate, form or information return relating to Taxes filed or required to be filed with a Governmental Authority, and any schedules or amendments thereof.

“Tax Sharing Agreement” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any person’s Tax liability (excluding any ordinary course agreement the principal purposes of which does not relate to Taxes).

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

“Trademarks” means trademarks, service marks, logos, slogans, brand names, domain names, uniform resource locators, trade dress, trade names, corporate names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith, in any and all jurisdictions, whether or not registered.

“Unvested Company Option” means any Company Option that is not a Vested Company Option.

“Unvested Company RSU” means any Company RSU that is not a Vested Company RSU.

“Vested Company Option” means any Company Option that shall have become vested or are expected to vest on or prior to December 31, 2020 and remains outstanding on the Closing Date in accordance with the terms of such Company Option.

“Vested Company RSU” means any Company RSU that shall have become vested or are expected to vest on or prior to December 31, 2020 and remains outstanding on the Closing Date in accordance with the terms of such Company RSU.

“VIE Entities” means 58 VIE Entity and Zhuan VIE Entity collectively, and “VIE Entity” means any of them.

“Zhuan VIE Entity” means Beijing Zhuanzhuan Spirit Technology Co., Ltd. (北京转转精神科技有限责任公司), a limited liability company established under the Laws of the PRC.

“Zhuan WFOE” means Tianjin Zhuanzhuan World Technology Co., Ltd. (天津转转世界科技有限责任公司), a limited liability company established under the Laws of the PRC.

“Zhuan Zhuan Holding” means Zhuan Spirit Holdings Limited, a company incorporated in the Cayman Islands.

(b)               The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Action	Section 3.10
ADSs	Section 2.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Alternative Financing	Section 6.07(a)
Alternative Financing Documents	Section 6.07(a)
Applicable Contract	Section 6.16
Bankruptcy and Equity Exception	Section 3.04(a)
Change in the Company Recommendation	Section 6.04(c)
CICL	Recitals
Class A Share	Section 2.01(a)
Class B Share	Section 2.01(a)
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Group	Section 8.06(h)
Company Owned Software	Section 3.14(i)
Company Recommendation	Section 3.04(b)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Damages	Section 6.05(c)
Debt Commitment Letters	Section 4.05(a)

Defined Term	Location of Definition

Debt Financing	Section 4.05(a)
Definitive Debt Documents	Section 6.07(d)
Deposit Agreement	Section 2.06
Depositary	Section 2.06
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Employee	Section 3.12(a)
Equity Commitment Letters	Section 4.05(a)
Equity Financing	Section 4.05(a)
Evaluation Date	Section 3.07(d)
Exchange Act	Section 3.03(c)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(c)
Financing	Section 4.05(a)
Financing Documents	Section 4.05(a)
GAAP	Section 3.07(b)
Governmental Authority	Section 3.05(b)
Guarantee	Recitals
Guarantor	Recitals
Indemnified Parties	Section 6.05(b)
Law	Section 3.05(a)
Material Company Permits	Section 3.06(a)
Material Contracts	Section 3.18(a)
Maximum Annual Premium	Section 6.05(b)
Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Sub	Preamble
Notice of Superior Proposal	Section 6.04(d)
NYSE	Section 3.03(c)
Order	Section 7.01(b)
Parent	Preamble
Parent Group	Section 8.06(h)
Parent Group Contracts	Section 4.12
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
Proxy Statement	Section 6.01(a)
Record ADS Holders	Section 6.02(a)
Record Date	Section 6.02(a)
Representatives	Section 6.03(a)
Required Information	Section 6.07(d)
Requisite Company Vote	Section 3.04(a)
Requisite Regulatory Approvals	Section 3.05(b)

Defined Term	Location of Definition

Rollover Agreement	Recitals
SAFE	Section 3.06(a)
Schedule 13E-3	Section 6.01(a)
SEC	Section 3.05(b)
Securities Act	Section 3.07(a)
Share Certificates	Section 2.04(b)
Shares	Section 2.01(a)
Statutory Company Employee Plan	Section 3.11(a)
Superior Proposal Notice Period	Section 6.04(d)
Support Agreement	Recitals
Supporting Shareholder	Recitals
Surviving Company	Recitals
Takeover Statute	Section 3.22
Tencent	Recitals
Termination Date	Section 8.02(a)
Trade Secrets	Section 3.14(j)
Transaction Documents	Section 8.06(h)(iii)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)

Section 9.04        Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05        Interpretation.

When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. All US$ amounts used in Article III and Article V include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day.”

Section 9.06        Entire Agreement; Assignment.

This Agreement (including the Exhibits and Schedules hereto), the Company Disclosure Schedule and the Confidentiality Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to (i) any Affiliate of Parent or (ii) the Debt Financing and/or Alternative Financing sources pursuant to the terms of the applicable Definitive Debt Documents (to the extent necessary for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing and/or Alternative Financing), provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of this Section 9.06 is void.

Section 9.07        Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05, Section 8.06(a) and Section 8.06(h) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Options or Company RSUs, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.08        Specific Performance.

(a)               Subject to Section 9.08(b) and Section 9.08(c), the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.08(b) and Section 9.08(c), the parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, or Parent or Merger Sub, on the other hand, shall, subject to Section 8.06, each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity.

(b)               Notwithstanding anything to the contrary in this Agreement, the obligation of Parent to consummate the Transactions and the Company’s right to seek or obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, with respect to causing Parent and/or Merger Sub to cause the Equity Financing to be funded at any time and/or to effect the Closing in accordance with Section 1.02, on the terms and subject to the conditions in this Agreement, shall be subject to the satisfaction of each of the following conditions: (i) all conditions in Section 7.01 and Section 7.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02, (iii) the Debt Financing (or, if applicable, Alternative Financing) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iv) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any of the conditions to the extent not so satisfied in Section 7.03 and (B) if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to specific performance to cause Parent and/or Merger Sub to cause the Equity Financing to be funded and/or to effect the Closing in accordance with Section 1.02 if the Debt Financing (or, if applicable, Alternative Financing) has not been funded (or will not be funded at the Closing even if the Equity Financing is funded at the Closing).

(c)               Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. Notwithstanding anything herein to the contrary, (x) while the parties hereto may pursue both a grant of specific performance and the payment of the amounts set forth in Section 8.06, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

(d)               This Section 9.08 shall not be deemed to alter, amend, supplement or otherwise modify the terms of any Financing Documents (including the expiration or termination provisions thereof).

Section 9.09        Governing Law; Dispute Resolution.

(a)               This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof or of any other jurisdiction that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Surviving Company, the cancellation of the Shares (including Shares represented by ADSs), the rights provided for in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b)               Subject to Section 9.08, Section 9.09(a) and the last sentence of this Section 9.09(b), any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.09. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c)               EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.09(C).

Section 9.10        Amendment.

This Agreement may be amended by the parties hereto at any time prior to the Effective Time by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors, and (b) with respect to the Company, by the Company Board (upon recommendation of the Special Committee); provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share (including Shares represented by ADSs) shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11        Waiver.

At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Company Board (upon recommendation of the Special Committee), (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12        Counterparts.

This Agreement may be executed and delivered (including by e-mail of PDF or scanned versions or facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

58.com Inc.

By:	/s/ Robert Frank (Bob) Dodds Jr.
Name: Robert Frank (Bob) Dodds Jr.
Title: Director and Member of the Special Committee

[Signature Page to Agreement and Plan of Merger]

Quantum Bloom Group Ltd

By:	/s/ Cheung Lun Julian CHENG
Name: Cheung Lun Julian CHENG
Title: Director

[Signature Page to Agreement and Plan of Merger]

Quantum Bloom Company Ltd

By:	/s/ Cheung Lun Julian CHENG
Name: Cheung Lun Julian CHENG
Title: Director

[Signature Page to Agreement and Plan of Merger]

ANNEX A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [•], 2020.

BETWEEN

(1)       Quantum Bloom Company Ltd, an exempted company incorporated under the laws of the Cayman Islands on May 29, 2020, with its registered office situated at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands (“Merger Sub”); and

(2)       58.com Inc., an exempted company incorporated under the laws of the Cayman Islands on May 27, 2011, with its registered office situated at the offices of Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands (the “Company” or the “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)       Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of [•], 2020 among Quantum Bloom Group Ltd, Merger Sub and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law (2020 Revision) of the Cayman Islands (the “Companies Law”), pursuant to which Merger Sub will merge with and into the Company and cease to exist, and the Surviving Company will continue as the surviving company in the Merger.

(b)       This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)       Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.                  The constituent companies (as defined in the Companies Law) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2.                  The surviving company (as defined in the Companies Law) is the Surviving Company and its name shall be 58.com Inc.

REGISTERED OFFICE

3.                  The Surviving Company shall have its registered office at [•].

AUTHORISED AND ISSUED SHARE CAPITAL

4.           Immediately prior to the Effective Date (as defined below) the authorised share capital of Merger Sub was US$50,000 divided into 5,000,000,000 ordinary shares of US$0.00001 par value per share, of which 1 share has been issued.

5.           Immediately prior to the Effective Date the authorised share capital of the Company was US$50,000 divided into 4,800,000,000 Class A Shares of US$0.00001 par value per share and 200,000,000 Class B Shares of US$0.00001 par value per share, of which [255,722,193] Class A Shares and [45,232,120] Class B Shares have been issued and fully paid.

6.            On the Effective Date, the authorised share capital of the Surviving Company shall be US$[•] divided into [•] ordinary shares of US$[•] par value per share.

7.            On the Effective Date, and in accordance with the terms and conditions of the Agreement:

(a)               Each (i) Class A Share, par value US$0.00001 per share, of the Company issued and outstanding immediately prior to the Effective Time and (ii) Class B Share, par value US$0.00001 per share, of the Company issued and outstanding immediately prior to the Effective Date (in each case, other than the Share represented by ADSs, Excluded Shares and the Dissenting Shares) shall be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration, being US$28.00 per Share.

(b)               Each two Class A Shares of par value US$0.00001 per share, of the Company issued and outstanding which are represented by an ADS (other than ADSs representing Excluded Shares) immediately prior to the Effective Time, shall be cancelled in exchange for the right to receive the Per ADS Merger Consideration, being US$56.00 per ADS.

(c)               Each of the Excluded Shares issued and outstanding immediately prior to the Effective Date, shall be cancelled and cease to exist without payment of any consideration or distribution therefor other than as set forth in the Support Agreement.

(d)               Each of the Dissenting Shares shall be cancelled and shall cease to exist in accordance with Section 2.03 of the Agreement and thereafter represent only the right to receive the applicable payments set forth in Section 2.03 of the Agreement.

(e)               Each ordinary share, par value US$0.00001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Date shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value US$0.00001 per share, of the Surviving Company. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

8.            On the Effective Date, the rights and restrictions attaching to the ordinary shares of the Surviving Company are set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE DATE

9.            The Merger shall take effect on [•] (the “Effective Date”).

PROPERTY

10.         On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.          The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger on the Effective Date.

DIRECTORS BENEFITS

12.          There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.          The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS

[•]	[•]

SECURED CREDITORS

14.          (a)        Merger Sub has no secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger; and

(b)       The Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.          This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Date.

AMENDMENTS

16.          At any time prior to the Effective Time, this Plan of Merger may be amended by the board of directors of both the Surviving Company and Merger Sub in accordance with Section 235(1) of the Companies Law, including to effect any other changes to this Plan of Merger which the directors of both the Surviving Company and Merger Sub deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or Merger Sub, as determined by the directors of both the Surviving Company and Merger Sub, respectively.

APPROVAL AND AUTHORISATION

17.          This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to section 233(3) of the Companies Law.

18.          This Plan of Merger has been authorised by the shareholders of each of Merger Sub and the Company pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

19.         This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

20.          This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

For and on behalf of Quantum Bloom Company Ltd:

[Name]
Director

For and on behalf of 58.com Inc.:

[Name]
Director

APPENDIX I

(the Agreement)

APPENDIX II

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company)

Schedule A

Rollover Shares

Rollover Shareholder	Rollover Shares
Founder	28,587,204 Class B Shares and 831,436 Class A Shares represented by 415,718 ADSs, held by Founder Holdco
177,078 Class A Shares issuable to the Founder upon conversion of Vested Company RSUs.
The following Class A Shares with respect to Company RSUs that vest prior to December 31, 2020: (x) 28,000 Class A Shares issuable upon conversion of Company RSUs vesting on August 20, 2020, (y) 71,800 Class A Shares issuable upon conversion of Company RSUs vesting on August 24, 2020, and (z) 24,000 Class A Shares issuable upon conversion of Company RSUs vesting on September 27, 2020.
General Atlantic Singapore 58 Pte. Ltd.	14,300,000 Class A Shares (represented by 7,150,000 ADSs).
Tencent	67,285,898 Shares which consist of (i) 41,419,336 Class A Shares and 14,722,000 Class B Shares held by Ohio River Investment Limited, (ii) 8,768,414 Class A Shares represented by 4,384,207 ADSs held by THL E Limited, and (iii) 2,376,148 Class A Shares represented by 1,188,074 ADSs held by Huang River Investment Limited.